As filed with the Securities and Exchange Commission on December 31, 1996.

                                                     Registration No. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

           RELIASTAR BANKERS SECURITY VARIABLE LIFE SEPARATE ACCOUNT I
                           (Exact Name of Registrant)

                RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY
                               1000 Woodbury Road
                            Woodbury, New York 11797
          (Name and Address of principal executive office of depositor)

                        ---------------------------------

                                Richard R. Crowl
                     Senior Vice President, General Counsel
                ReliaStar Bankers Security Life Insurance Company
                           20 Washington Avenue South
                              Minneapolis, MN 55440

                                    Copy to:

                                Robert B. Saginaw
                                     Counsel
                ReliaStar Bankers Security Life Insurance Company
                           20 Washington Avenue South
                              Minneapolis, MN 55440

                  Approximate date of proposed public offering:
As soon as practicable after the effective date of the Registration Statement.

Flexible Premium Variable Life Insurance Policies -- Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

                        ---------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       -----------------------------------

           RELIASTAR BANKERS SECURITY VARIABLE LIFE SEPARATE ACCOUNT I


                              CROSS REFERENCE SHEET
                         (Reconciliation and Tie Sheet)


 ITEM NUMBER OF FORM
        N-8B-2                     HEADING IN THE PROSPECTUS
          1                        Cover Page

          2                        Cover Page

          3                        Not Applicable

          4                        Distribution of the Policies

          5                        ReliaStar Bankers Security Life Insurance Company
                                   and the Variable Account

          6                        The Variable Account

          7                        Not Applicable

          8                        Not Applicable

          9                        Not Applicable

          10                       Summary; Death Benefit; Payment and Allocation
                                   of Premiums; Death Benefit Guarantee;
                                   Accumulation Value; Policy Lapse and
                                   Reinstatement; Surrender   Benefits; Investments
                                   of the Variable Account; Transfers; Policy
                                   Loans; Free Look and Conversion Rights;
                                   Voting Rights; General Provisions; Appendix A;
                                   Appendix B

          11                       Deductions and Charges; Investments of the
                                   Variable Account

          12                       Investments of the Variable Account

          13                       Deductions and Charges

          14                       The Policies; General Definitions; Distribution of
                                   the Policies

          15                       Payment and Allocation of Premiums; Investments of
                                   the Variable Account

          16                       Payment and Allocation of Premiums; Surrender
                                   Benefits; Investments of the Variable Account

          17                       Surrender Benefits; Policy Loans; Free Look and
                                   Conversion Rights; General Provisions

          18                       The Variable Account; Investments of the Variable
                                   Account; Payment and Allocation of Premiums


 ITEM NUMBER OF FORM
        N-8B-2                     HEADING IN THE PROSPECTUS

          19                       Voting Rights; General Provisions

          20                       Not Applicable

          21                       Policy Loans

          22                       Not Applicable

          23                       Bonding Arrangements

          24                       Definitions; General Provisions

          25                       ReliaStar Bankers Security Life Insurance Company

          26                       Not Applicable

          27                       ReliaStar Bankers Security Life Insurance Company;
                                   Other Contracts Issued by Us

          28                       Management

          29                       ReliaStar Bankers Security Life Insurance Company

          30                       Not Applicable

          31                       Not Applicable

          32                       Not Applicable

          33                       Not Applicable

          34                       Not Applicable

          35                       Not Applicable

          36                       Not Applicable

          37                       Not Applicable

          38                       Distribution of the Policies

          39                       Distribution of the Policies

          40                       Distribution of the Policies

          41                       Distribution of the Policies

          42                       Not Applicable

          43                       Not Applicable

          44                       Investments of the Variable Account; Payment and
                                   Allocation of Premiums; Deductions and Charges

          45                       Not Applicable

          46 Investments of the Variable Account; Deductions and Charges



 ITEM NUMBER OF FORM
        N-8B-2                     HEADING IN THE PROSPECTUS

          47                       Investments of the Variable Account

          48                       ReliaStar Bankers Security Life Insurance Company;
                                   State Regulation

          49                       Not Applicable

          50                       The Variable Account

          51                       Cover Page; The Policies; Death Benefit; Payment
                                   and Allocation of Premiums; Deductions and
                                   Charges; Policy Lapse and Reinstatement; General
                                   Provisions; Free Look and Conversion Rights

          52                       Investments of the Variable Account

          53                       Federal Tax Matters

          54                       Not Applicable

          55                       Not Applicable

          56                       Not Applicable

          57                       Not Applicable

          58                       Not Applicable

          59                       Not Applicable


                               1000 Woodbury Road
                            Woodbury, New York 11797

                                 --------------

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                                    ISSUED BY
           RELIASTAR BANKERS SECURITY VARIABLE LIFE SEPARATE ACCOUNT I
                                       OF
                RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY

     This Prospectus describes a flexible premium variable life insurance policy (the "Policy") offered by ReliaStar Bankers Security Life Insurance Company ("we", "us", "our", or "the Company"). This Policy is designed to provide lifetime insurance protection, provided the Policy's Cash Surrender Value (that is, the amount that would be paid to you upon surrender of the Policy) is sufficient to pay certain monthly charges imposed under the Policy (including the cost of insurance and certain administrative charges). It also is designed to provide maximum flexibility in connection with premium payments and death benefits by giving the Policy owner ("you", "your") the opportunity to allocate net premiums among investment alternatives with different investment objectives. A Policy owner may, subject to certain restrictions, including limitations on premium payments, vary the frequency and amount of premium payments and increase or decrease the level of death benefits payable under the Policy. This flexibility allows a Policy owner to provide for changing insurance needs under a single insurance contract.

     The Policy provides for a death benefit payable at the Insured's death. As long as the Policy remains in force, the death benefit up to age 95 will never be less than the current Face Amount. After Age 95, the death benefit will equal the Accumulation Value. The minimum Face Amount of the Policy is currently $25,000. The Face Amount may be increased, subject to certain limitations, provided that the increase is not less than $5,000. Generally, the Policy will remain in force as long as the Policy's Cash Surrender Value (that is, the amount that would be paid to you upon surrender of the Policy) is sufficient to pay certain monthly charges imposed in connection with the Policy (including the cost of insurance and certain administrative charges). In addition, the Policy will remain in force until the Insured reaches Age 65 (or five Policy Years, if longer), without regard to the Cash Surrender Value, if on each Monthly Anniversary the total premiums paid on the Policy, less any partial withdrawals and Policy loans, equals or exceeds the total required Minimum Monthly Premium payments specified in your Policy (which is a feature of the Policy called the "Death Benefit Guarantee").

     Net premiums paid under the Policy are allocated, according to your instructions, either to the ReliaStar Bankers Security Variable Life Separate Account I (the "Variable Account"), which is one of our separate accounts or, with the exception of policies issued in New Jersey, to our General Account (the "Fixed Account"). Any amounts allocated to the Variable Account will be allocated to one or more Sub-Accounts of the Variable Account. The assets of each Sub-Account will be invested solely in the shares of one of the five portfolios of the Variable Insurance Products Fund, in one of the four portfolios of the Variable Insurance Products Fund II, in one of the two funds available through the Northstar Variable Trust or in one of the six funds available through Putnam Variable Trust (the "Funds"). The accompanying prospectus for each of the Funds describes the investment objectives and attendant risks of each of the Funds and portfolios.

                            (Continued on next page)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE. A CURRENT PROSPECTUS FOR EACH OF THE FUNDS MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

THE DATE OF THIS PROSPECTUS IS DECEMBER _____, 1996.

46263

     If net premiums are allocated to the Variable Account, the amount of the Policy's death benefit may, and the Policy's Accumulation Value (that is, the total amount that a Policy provides for investment at any time) will, reflect the investment performance of the Sub-Accounts of the Variable Account that you select. You bear the entire investment risk for any amounts allocated to the Variable Account; no minimum Accumulation Value in the Variable Account is guaranteed. Regardless of how net premiums are allocated, the Policy's death benefit may, and the Policy's Accumulation Value will, also depend upon the frequency and amount of premiums paid, any partial withdrawals, loans, and the charges and deductions assessed in connection with the Policy.

     The Policy provides for two types of "free look" periods, one after the issuance of the Policy and the other after any requested increase in the Face Amount. See "Free Look and Conversion Rights -- Free Look Rights."

     THE CHARGES IMPOSED UPON EARLY SURRENDER OR LAPSE WILL BE SIGNIFICANT. FOR EXAMPLE, IF YOU MAKE PREMIUM PAYMENTS NO GREATER THAN THE MINIMUM MONTHLY PREMIUM PAYMENTS SPECIFIED IN YOUR POLICY, YOU CAN EXPECT THAT DURING AT LEAST THE EARLY POLICY YEARS, ALL OR SUBSTANTIALLY ALL OF YOUR PREMIUM PAYMENTS WILL BE REQUIRED TO PAY THE SURRENDER CHARGE AND OTHER CHARGES ASSOCIATED WITH THE POLICY. AS A RESULT, YOU SHOULD PURCHASE A POLICY ONLY IF YOU HAVE THE FINANCIAL CAPABILITY TO KEEP IT IN FORCE FOR A SUBSTANTIAL PERIOD. ALSO, CHARGES IMPOSED UPON SURRENDER OR THE LAPSE OF THE POLICY WILL USUALLY EXCEED THE ACCUMULATION VALUE OF THE POLICY DURING THE EARLY POLICY YEARS, WHICH MEANS THAT PAYMENTS SUFFICIENT TO MAINTAIN THE DEATH BENEFIT GUARANTEE WILL BE REQUIRED TO AVOID LAPSE DURING THIS PERIOD OF TIME. THESE SAME CONSIDERATIONS APPLY AFTER A REQUESTED INCREASE IN FACE AMOUNT, WHICH CREATES THE POSSIBILITY OF ADDITIONAL CHARGES UPON SURRENDER OR LAPSE OF THE POLICY. SEE "PAYMENT AND ALLOCATION OF PREMIUMS - AMOUNT AND TIMING OF PREMIUMS", "DEATH BENEFIT GUARANTEE", AND "DEDUCTIONS AND CHARGES - SURRENDER CHARGE."

     REPLACING EXISTING INSURANCE WITH A POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE. IN ADDITION, IT MAY NOT BE TO YOUR ADVANTAGE TO PURCHASE THIS POLICY TO OBTAIN ADDITIONAL INSURANCE PROTECTION IF YOU ALREADY OWN ANOTHER FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH OFFERING OR SOLICITATION MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING FUND PROSPECTUSES AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     THIS ENTIRE PROSPECTUS SHOULD BE READ TO COMPLETELY UNDERSTAND THE POLICY BEING OFFERED.

     THE PRIMARY PURPOSE OF THE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.


DEFINITIONS........................................................................................................................7


PART 1. SUMMARY

         How does the Policy compare to traditional life insurance?...............................................................11
         What is the Death Benefit?...............................................................................................11
         What flexibility do you have to adjust the amount of the Death Benefit?..................................................12
         What is the Death Benefit Guarantee?.....................................................................................12
         If the Death Benefit Guarantee is not in effect, what will cause the Policy to lapse?....................................12
         What is the Fixed Account?...............................................................................................12
         What is the Variable Account?............................................................................................12
         What are the minimum and maximum premium payments allowed?...............................................................12
         How are premiums allocated to the investment options?....................................................................13
         Who are the investment advisers of the Funds?............................................................................13
         What charges do we make against each premium payment?....................................................................13
         What charges do we make against the Accumulation Value?..................................................................13
         What charges do we make upon lapse or total surrender of the Policy?.....................................................14
         What is the value of the Policy if you surrender it?.....................................................................14
         Can you make partial withdrawals?........................................................................................14
         What are the free look and conversion rights?............................................................................14
         Can you transfer between the Sub-Accounts and/or the Fixed Account?......................................................14
         Can you borrow against the value of the Policy?..........................................................................15
         Are Death Benefit proceeds taxable income to the beneficiary?............................................................15
         Are Accumulation Value increases included in your taxable income?........................................................15
         Will exercising certain Policy rights have tax consequences?.............................................................15
         Who sells the Policies?..................................................................................................15

PART 2. DETAILED INFORMATION

         ReliaStar Bankers Security Life Insurance Company........................................................................15
         The Variable Account.....................................................................................................16
         Performance Information..................................................................................................16
         The Policies.............................................................................................................17
         Death Benefit............................................................................................................17
                  Death Benefit Options...........................................................................................18
                  Which Death Benefit Option to Choose............................................................................20
                  Requested Changes in Face Amount................................................................................20
                  Insurance Protection............................................................................................21
                  Change in Death Benefit Option..................................................................................22
                  Accelerated Benefit.............................................................................................23
         Payment and Allocation of Premiums.......................................................................................23
                  Issuing the Policy..............................................................................................23
                  Allocation of Premiums..........................................................................................25
                  Amount and Timing of Premiums...................................................................................25
                  Planned Periodic Premiums.......................................................................................26
                  Unscheduled Additional Premiums.................................................................................26
                  Paying Premiums by Mail.........................................................................................26
         Death Benefit Guarantee..................................................................................................26
         Accumulation Value.......................................................................................................27
         Deductions and Charges...................................................................................................28
                  Premium Expense Charge..........................................................................................28

                                       4

                  Monthly Deduction...............................................................................................28
                  Surrender Charge................................................................................................29
                  Charges Against the Variable Account............................................................................31
                  Partial Withdrawal and Transfer Charges.........................................................................32
                  Reduction of Charges............................................................................................32
         Policy Lapse and Reinstatement...........................................................................................32
         Surrender Benefits.......................................................................................................33
                  Total Surrender.................................................................................................33
                  Partial Withdrawal..............................................................................................33
         Transfers................................................................................................................34
         Policy Loans.............................................................................................................36
         Free Look and Conversion Rights..........................................................................................38
                  Free Look Rights................................................................................................38
                  Conversion Rights...............................................................................................39
         Investments of the Variable Account......................................................................................40
                  Fidelity's Variable Insurance Products Fund (VIPF):.............................................................40
                  Fidelity's Variable Insurance Products Fund II (VIPF II):.......................................................41
                  Northstar Variable Trust (Northstar):...........................................................................41
                  Putnam Variable Trust (Putnam VT):..............................................................................42
                  Addition, Deletion, or Substitution of Investments..............................................................42
         Voting Rights............................................................................................................43
         General Provisions.......................................................................................................43
                  Benefits at Age 95..............................................................................................43
                  Ownership.......................................................................................................43
                  Proceeds........................................................................................................44
                  Beneficiary.....................................................................................................44
                  Postponement of Payments........................................................................................44
                  Settlement Options..............................................................................................45
                  Incontestability................................................................................................46
                  Misstatement of Age and Sex.....................................................................................46
                  Suicide.........................................................................................................46
                  Termination.....................................................................................................46
                  Amendment.......................................................................................................46
                  Reports.........................................................................................................47
                  Dividends.......................................................................................................47
                  Collateral Assignment...........................................................................................47
                  Optional Insurance Benefits.....................................................................................47
         Federal Tax Matters......................................................................................................48
                  Policy Proceeds.................................................................................................48
                  Taxation of Distributions.......................................................................................48
                  Taxation of Policies Held by Pension, Certain Deferred Compensation Plans
                    and Other Arrangements........................................................................................49
                  Taxation of ReliaStar Bankers Security Life Insurance Company...................................................50
                  Other Considerations............................................................................................50
         Legal Developments Regarding Employment -- Related Benefit Plans.........................................................50
         Distribution of the Policies.............................................................................................50
         Management...............................................................................................................51
                  Directors.......................................................................................................51
                  Executive Officers..............................................................................................52
         State Regulation.........................................................................................................53
         Legal Proceedings........................................................................................................53
         Bonding Arrangements.....................................................................................................53
         Legal Matters............................................................................................................53

                                       5

         Experts  ................................................................................................................53
         Registration Statement Contains Further Information......................................................................53
         Financial Statements.....................................................................................................54
         Appendix A - The Fixed Account..........................................................................................A-1
         Appendix B - Calculation of Accumulation Value..........................................................................B-1
         Appendix C - Illustration of Accumulation Values, Surrender Charges,
                  Cash Surrender Values and Death Benefits.......................................................................C-1
         Appendix D - Maximum Surrender Charge Per $1,000 of Face Amount.........................................................D-1
         Appendix E - Surrender Charge Whole Life Premium Per $1,000 of Face Amount..............................................E-1

         Fund Prospectuses
                  Fidelity's Variable Insurance Products Fund (VIPF):
                           Money Market Portfolio..............................................................................VIP-1
                           High Income Portfolio...............................................................................VIP-1
                           Equity-Income Portfolio.............................................................................VIP-1
                           Growth Portfolio....................................................................................VIP-1
                           Overseas Portfolio..................................................................................VIP-1
                  Fidelity's Variable Insurance Products Fund II (VIPF II):
                           Investment Grade Bond Portfolio...................................................................VIPII-1
                           Asset Manager Portfolio...........................................................................VIPII-1
                           Index 500 Portfolio...............................................................................VIPII-1
                           Contrafund Portfolio..............................................................................VIPII-1
                  Northstar Variable Trust (Northstar):
                           Northstar Income and Growth Fund..............................................................Northstar-1
                           Northstar Multi-Sector Bond Fund..............................................................Northstar-1
                  Putnam Variable Trust (Putnam VT):
                           Putnam VT Diversified Income Fund...................................................................PVT-1
                           Putnam VT Growth and Income Fund....................................................................PVT-1
                           Putnam VT Utilities Growth and Income Fund..........................................................PVT-1
                           Putnam VT Voyager Fund..............................................................................PVT-1
                           Putnam VT Asia Pacific Growth Fund..................................................................PVT-1
                           Putnam VT New Opportunities Fund....................................................................PVT-1

DEFINITIONS

ACCUMULATION VALUE. The total value attributable to a specific Policy, which equals the sum of the Variable Accumulation Value (the total of the values in each Sub-Account of the Variable Account) and the Fixed Accumulation Value (the value in the Fixed Account). See "Accumulation Value" at page 27 and Appendix B.

AGE. The Insured's age at the last birthday determined as of the beginning of each Policy Year.

CASH SURRENDER  VALUE. The Accumulation  Value less any Surrender  Charge,  Loan
     Amount and unpaid Monthly Deductions.

CASH VALUE. The Accumulation Value less any Surrender Charge.

CODE. Internal Revenue Code of 1986, as amended.

DEATH BENEFIT.  The amount determined  under the applicable Death Benefit Option
     (the Level Amount Option or the Variable Amount Option). The proceeds payable to the beneficiary of the Policy upon the death of the Insured under either Death Benefit Option will be reduced by any Loan Amount and any unpaid Monthly Deductions. See "Death Benefit" at page 17.

DEATH BENEFIT GUARANTEE. A feature of the Policy guaranteeing that the Policy will not lapse before the Insured reaches Age 65 (or five Policy Years, if longer) if, on each Monthly Anniversary, the total premiums paid on the Policy, less any partial withdrawals and any Loan Amount, equals or exceeds the total required Minimum Monthly Premium payments specified in your Policy, including the Minimum Monthly Premium for the current Monthly Anniversary. See "Death Benefit Guarantee" at page 26.

DEATH BENEFIT OPTION. Either of two death benefit options available under the Policy (the Level Amount Option and the Variable Amount Option). See "Death Benefit --Death Benefit Options" at page 18.

FACE AMOUNT. The minimum Death Benefit under the Policy to Age 95 as long as the Policy remains in force. See "Death Benefit" at page 17.

FIXED ACCOUNT. The assets of ReliaStar Bankers Security Life Insurance Company other than those allocated to the Variable Account or any other separate account. See Appendix A.

FIXED ACCUMULATION VALUE. The value attributable to a specific Policy to the extent such amount is attributable to the Fixed Account (our General Account). Unlike the Variable Accumulation Value, the Fixed Accumulation Value will not reflect the investment performance of the Funds. See "Accumulation Value" at page 27 and Appendix B.

FUNDS. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests as described herein. See "Investments of the Variable Account" at page 40.

INSURED. The person upon whose life the Policy is issued.

ISSUE DATE. The date insurance coverage under a Policy begins.

LEVEL AMOUNT OPTION.  One of two  Death  Benefit  Options  available  under  the
     Policy. Under this option, the Death Benefit is the greater of the current Face Amount or the corridor percentage of Accumulation Value on the

     Valuation Date on or next following the date of the Insured's death. See "Death Benefit--Death Benefit Options" at page 18.

LOAN AMOUNT. The sum of all unpaid Policy loans including unpaid interest due thereon. See "Policy Loans" at page 36.

MINIMUM FACE  AMOUNT.  The minimum  Face Amount  shown in the Policy  (currently
     $25,000).

MINIMUM MONTHLY PREMIUM. A monthly premium amount specified in the Policy and determined by us at issuance of the Policy. The initial Minimum Monthly Premium will depend upon the Insured's sex, Age at issue, Rate Class, optional insurance benefits added by rider, and the Initial Face Amount. A requested increase or decrease in the Face Amount, a change in the Death Benefit Option, or the addition or termination of a Policy rider may change the Minimum Monthly Premium. The Minimum Monthly Premium determines the payments required to maintain the Death Benefit Guarantee. See "Death Benefit Guarantee" at page 26.

MONTHLY ANNIVERSARY.  The same date in each succeeding month as the Policy Date.
     Whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be considered to be the next Valuation Date. The first Monthly Anniversary is on the Policy Date.

MONTHLY DEDUCTION.  A monthly charge deducted from the Accumulation Value of the
     Policy.   This  charge   includes  the  cost  of  insurance,   the  Monthly
     Administrative Charge, the Monthly Mortality and Expense Risk Charge, and any charges for optional insurance benefits. See "Deductions and Charges - Monthly Deduction" at page 28.

MONTHLY  ADMINISTRATIVE  CHARGE.  A monthly  charge to reimburse us for expenses incurred in administering the Policy. This charge is part of the Monthly Deduction. The amount of this charge is currently $7.50 per month and is guaranteed not to exceed $10.00 per month. See "Deductions and Charges--Monthly Deduction" at page 28.

MONTHLY MORTALITY AND EXPENSE RISK CHARGE. A monthly charge to compensate us for certain mortality and expense risks we assume under the Policy. The Mortality and Expense Risk Charge will be an annual rate of .9 of 1% (.90%) of the Variable Accumulation Value of the Policy during the first 10 Policy Years. During each Policy Year thereafter, it is anticipated that the charge will be an annual rate of .45 of 1% (.45%) but in no event will it exceed .9 of 1% (.90%) for the duration of the Policy. See "Deductions and Charges - Monthly Mortality and Expense Risk Charge" at page 29.

NET PREMIUM. The gross premium less a Premium Expense Charge deducted from each premium.

NORTHSTAR. Northstar Variable Trust
      Northstar Income and Growth Fund
      Northstar Multi-Sector Bond Fund

PLANNED PERIODIC PREMIUM. The scheduled premium selected by you of a level amount at a fixed interval. The initial Planned Periodic Premium you select will be shown in the Policy. See "Payment and Allocation of Premiums -- Planned Periodic Premiums" at page 25.

POLICY, POLICIES. The flexible premium variable life insurance Policy offered by us and described in this Prospectus.

POLICY ANNIVERSARY.  The same date in each  succeeding  year as the Policy Date.
     Whenever the Policy Anniversary falls on a date other than a Valuation Date, the Policy Anniversary will be considered to be the next Valuation Date.

POLICY DATE. The Policy Date is used in determining Policy Years, Policy Months,
     Monthly Anniversaries, and Policy Anniversaries. The Policy Date will be shown in the Policy.

POLICY MONTH. A month beginning on the Monthly Anniversary.

POLICY YEAR. A year beginning on the Policy Anniversary.

PREMIUM EXPENSE  CHARGE.  An amount  deducted  from each  premium  payment.  The
     Premium Expense Charge is currently 5.00% of each premium payment. We may in the future also make an additional charge of up to $2.00 per premium payment to reimburse us for the cost of collecting and processing premiums. See "Deductions and Charges --Premium Expense Charge" at page 28.

PREMIUM RELATED SURRENDER CHARGE REDUCTION. A reduction to the Surrender Charge when total premiums paid are less than the Surrender Charge Whole Life Premium. See "Deductions and Charges--Surrender Charge" at page 29.

PUTNAM VT. Putnam  Variable Trust
     Putnam VT Diversified Income Fund
     Putnam VT Growth and Income  Fund
     Putnam VT Utilities Growth and Income Fund
     Putnam VT Voyager Fund
     Putnam VT Asia Pacific Growth Fund
     Putnam VT New Opportunities Fund

RATE CLASS. A group of Insureds we determine based on our expectation that they will have similar mortality experience.

SEC. Securities and Exchange Commission.

SIGNATURE  GUARANTEE.  A guarantee of your signature by a member firm of the New
     York, American, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank (not a savings bank) which is a member of the Federal Deposit Insurance Corporation, or, in certain cases, by a member firm of the National Association of Securities Dealers, Inc. that has entered into an appropriate agreement with us.

SUB-ACCOUNT. A sub-division of the Variable Account. Each Sub-Account invests exclusively in the shares of a specified Fund.

SURRENDER CHARGE. A charge imposed upon total surrender or lapse of the Policy during the first 15 Policy Years and the first 15 years following any requested increase in Face Amount. See "Deductions and Charges --Surrender Charge" at page 29.

SURRENDER CHARGE WHOLE LIFE PREMIUM.  An amount used in calculating  the Premium
     Related Surrender Charge Reduction The Surrender Charge Whole Life Premium will equal the amount obtained by dividing the Face Amount or the amount of a requested increase, as the case may be, by $1,000, and multiplying the result by the applicable factor from Appendix E. See "Deductions and Charges--Surrender Charge" at page 29.

UNIT VALUE. The unit measure by which the value of the Policy's interest in each Sub-Account is determined. See Appendix B.

VALUATION  DATE.  Each day on  which  the New York  Stock  Exchange  is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Veterans Day; Thanksgiving Day; and Christmas Day. See Appendix B.

VALUATION PERIOD. The period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business of the next Valuation Date. See Appendix B.

VARIABLE ACCOUNT. ReliaStar Bankers Security Variable Life Separate Account I, a separate investment account established by us to receive and invest Net Premiums paid under the Policy. See "The Variable Account" at page 16.

VARIABLE ACCUMULATION  VALUE. The value attributable to a specific Policy to the
     extent  such  amount  is   attributable  to  the  Variable   Account.   See
     "Accumulation Value" at page 27 and Appendix B.

VARIABLE AMOUNT OPTION.  One of two Death Benefit  Options  available  under the
     Policy. Under this option, the Death Benefit is the greater of the Face Amount plus the Accumulation Value of the Policy, or the Accumulation Value multiplied by the corridor percentage on the Valuation Date on or next following the date of the Insured's death. See "Death Benefit --Death Benefit Options" at page 18.

VIPF. Variable Insurance Products Fund
      Money Market Portfolio
      High Income Portfolio
      Equity-Income Portfolio
      Growth Portfolio
      Overseas Portfolio

VIPF II. Variable Insurance Products Fund II
      Investment Grade Bond Portfolio
      Asset Manager Portfolio
      Index 500 Portfolio
      Contrafund Portfolio

WE, US, OUR. ReliaStar Bankers Security Life Insurance Company.

YOU, YOUR. The Policy owner as designated in the application for the Policy or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy owner. A collateral assignee is not the Policy owner.

PART 1. SUMMARY

     This is a brief summary of the Policy's features. More detailed information follows later in this Prospectus.

HOW DOES THE POLICY COMPARE TO TRADITIONAL LIFE INSURANCE?

     Like traditional life insurance:

     o The Policy provides a guaranteed minimum amount of life insurance coverage.

     o As long as you meet the requirements for the Death Benefit Guarantee, your Policy will remain in force until the Insured reaches Age 65 (or five Policy Years, if longer).

     o You can surrender the Policy while the Insured is living and receive its Cash Surrender Value.

     o    The Policy has a loan value.

     o    The Fixed Accumulation Value is guaranteed.

     Unlike traditional life insurance:

     o    You choose where the Net Premiums for the Policy are invested.

     o    You may transfer existing values among the investment options.

     o The Variable Accumulation Value may increase or decrease based on the investment performance of the Funds you select.

     o    You choose between two Death Benefit Options.

     o    You choose the amount and frequency of your premium payments.

     o    After the second  Policy  Year,  you can increase or decrease the Face
          Amount.

WHAT IS THE DEATH BENEFIT?

     You choose one of two Death Benefit Options -- the Level Amount Option or the Variable Amount Option. The Death Benefit under the Level Amount Option is the greater of the Face Amount or the corridor percentage multiplied by the Accumulation Value on the Valuation Date on or next following the date of the Insured's death. The Death Benefit under the Variable Amount Option is equal to the greater of the Face Amount plus the Accumulation Value, or the corridor percentage multiplied by the Accumulation Value on the Valuation Date on or next following the date of the Insured's death. See "Death Benefit."

     The proceeds payable upon the death of the Insured under either Death Benefit Option will be reduced by any Loan Amount and any unpaid Monthly Deductions.

     The Death Benefit will never be less than the Face Amount as long as the Policy is in force and there is no Loan Amount or unpaid Monthly Deductions, except after Age 95 when the Death Benefit equals the Accumulation Value.

     Under certain circumstances a part of the Death Benefit may be paid to you when the Insured has been diagnosed as having a terminal illness. See "Accelerated Benefit."

WHAT FLEXIBILITY DO YOU HAVE TO ADJUST THE AMOUNT OF THE DEATH BENEFIT?

     After the second Policy Year, you have flexibility to adjust the Death Benefit by increasing or decreasing the Face Amount. You cannot decrease the Face Amount below the Minimum Face Amount shown in the Policy. Any increase in the Face Amount must be at least $5,000 and may require additional evidence of insurability satisfactory to us and will result in additional charges. See "Death Benefit --Requested Changes in Face Amount."

     Generally, you may also change the Death Benefit Option at any time after the second Policy Year. See "Death Benefit -- Change in Death Benefit Option."

     For a discussion of available techniques to adjust the amount of insurance protection to satisfy changing insurance needs, see "Death Benefit --Insurance Protection."

WHAT IS THE DEATH BENEFIT GUARANTEE?

     Until the Insured reaches Age 65 (or five Policy Years, if longer), if you meet the requirements for the Death Benefit Guarantee we will not lapse your Policy, even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. See "Death Benefit Guarantee."

IF THE DEATH BENEFIT GUARANTEE IS NOT IN EFFECT, WHAT WILL CAUSE THE POLICY TO LAPSE?

     The Policy will only lapse if the Cash Surrender Value is less than the Monthly Deduction due and if a grace period of 61 days expires without a sufficient payment. The Policy thus differs in two important respects from traditional life insurance. First, the failure to pay a Planned Periodic Premium will not automatically cause the Policy to lapse. Second, even if Planned Periodic Premiums have been paid, the Policy may lapse. See "Policy Lapse and Reinstatement --Lapse."

WHAT IS THE FIXED ACCOUNT?

     The Fixed Account consists of all of our assets other than those in our separate accounts (including the Variable Account). We credit interest of at least 4% per year on any amounts you have in the Fixed Account. From time to time we may guarantee interest in excess of 4%. Interests in the Fixed Account have not been registered under the Securities Act of 1933 nor is the Fixed Account subject to the restrictions of the Investment Company Act of 1940. See Appendix A, "The Fixed Account."

WHAT IS THE VARIABLE ACCOUNT?

     The ReliaStar Bankers Security Variable Life Separate Account I is one of our separate accounts. Only premiums from our variable life insurance policies are invested in the Variable Account. See "The Variable Account."

     The Variable Account is divided into Sub-Accounts. Premiums allocated to each Sub-Account are invested in shares, at net asset value, of the Fund corresponding to that Sub-Account. The Variable Accumulation Value of the Policy will vary with, among other things, the investment performance of the Funds to which Policy premiums are allocated and the charges deducted from the Variable Accumulation Value. See "Accumulation Value."

WHAT ARE THE MINIMUM AND MAXIMUM PREMIUM PAYMENTS ALLOWED?

     With certain restrictions, you can choose when you pay premiums and how much each payment will be. In most cases, however, payment of cumulative premiums sufficient to maintain the Death Benefit Guarantee will be required to keep the Policy in force during at least the first several Policy Years. See "Death Benefit Guarantee." We may choose not to accept a payment of less than $25.00. We do, however, reserve the right to limit the amount of any payment and certain maximum limits apply. We will return to you any premium paid to the extent that total premiums paid, both scheduled and unscheduled, would exceed the current maximum premium payments allowed for life insurance under Federal tax law. See "Payment and Allocation of Premiums -- Amount and Timing of Premiums."

HOW ARE PREMIUMS ALLOCATED TO THE INVESTMENT OPTIONS?

     You choose the premium allocation on the application. You can allocate premiums to the Fixed Account and/or one or more Sub-Accounts of the Variable Account. If you do not indicate your premium allocation on the application, your premiums will be allocated to the Money Market Portfolio. The Fixed Account is not available to allocate premiums under policies issued in New Jersey. The initial allocation remains in effect for any future premium payments until you change it. See "Payment and Allocation of Premiums -- Allocation of Premiums."


WHO ARE THE INVESTMENT ADVISERS OF THE FUNDS?

     Fidelity Management & Research Company is the investment adviser of VIPF's five portfolios and of VIPF II's four portfolios.

     Northstar Investment Management Corporation, an affiliate of ours, is the investment adviser of Northstar's two funds.

     Putnam Investment Management, Inc. ("Putnam Management") is the investment adviser of Putnam Variable Trust's six funds.

     For the expenses of each Fund see "Deductions and Charges - Charges Against the Variable Account."

WHAT CHARGES DO WE MAKE AGAINST EACH PREMIUM PAYMENT?

     We deduct an amount (the Premium Expense Charge) from each premium and credit the remaining premium (the Net Premium) to the Fixed Account or to the Variable Account in accordance with your instructions. The Premium Expense Charge is 5.00% of each premium payment. Although we do not currently do so, we may choose to make an additional charge of up to $2.00 per premium payment as part of the Premium Expense Charge. See "Deductions and Charges - Premium Expense Charge."

WHAT CHARGES DO WE MAKE AGAINST THE ACCUMULATION VALUE?

     The Accumulation Value of the Policy is subject to several charges --the Monthly Deduction and transfer and partial withdrawal charges.

     The Monthly Deduction will be deducted monthly from both the Fixed Accumulation Value and the Variable Accumulation Value and includes the cost of insurance, the Monthly Administrative Charge, the Monthly Mortality and Expense Risk Charge, and charges for optional insurance benefits (other than any Waiver of Monthly Deduction rider). The cost of insurance will be determined by multiplying the applicable cost of insurance rate(s) by the net amount at risk. The Monthly Administrative Charge is currently $7.50 per month and is guaranteed not to exceed $10.00 per month. The Monthly Mortality and Expense Risk Charge will be equal to one-twelfth of .9 of 1% (.90%) of the Variable Accumulation Value (that is, the total value attributable to a specific Policy in the Sub-Accounts of the Variable Account) of the Policy during the first 10 Policy Years. Beginning on Policy Year 11 and each year thereafter, it is currently anticipated that this monthly charge will be one-twelfth of .45 of 1% (.45%) but in no event will it exceed .9 of 1% (.90%) for the duration of the Policy. The charges for optional insurance benefits will vary depending upon the benefit(s) selected. See "Deductions and Charges --Monthly Deduction."

     There is currently no charge imposed for each transfer but we presently charge $10.00 for each partial withdrawal. The charge for transfers and partial withdrawals is guaranteed not to exceed $25.00 per transfer or partial withdrawal. See "Deductions and Charges --Partial Withdrawal and Transfer Charges."

WHAT CHARGES DO WE MAKE UPON LAPSE OR TOTAL SURRENDER OF THE POLICY?

     During  the  first 15 years  the  Policy is in force and the first 15 years following a requested increase in the Face Amount, there is a charge if the Policy lapses or you surrender the Policy (the Surrender Charge). See "Deductions and Charges --Surrender Charge" and Appendixes D and E.

     The maximum Surrender Charge on the Initial Face Amount and on any requested increases in Face Amount will be determined on the Policy Date and on the effective date of any such requested increase, as the case may be. This maximum charge then remains level during the first five years in the relevant 15-year period, and then reduces in equal monthly increments until it becomes zero at the end of 15 years. Thus, if the Policy remains in force during the entire relevant 15-year period, you do not pay this charge.

     The Surrender Charge on the Initial Face Amount will depend upon the Initial Face Amount, the Insured's Age on the Policy Date, the Insured's sex, and the Insured's Rate Class. The Surrender Charge on any requested increase in Face Amount will depend upon the Face Amount of the increase, the Insured's Age on the effective date of the increase, the Insured's sex, and the Insured's Rate Class on the effective date of the increase.

     The Surrender Charge imposed upon early surrender or lapse will be significant. As a result, you should purchase a Policy only if you have the financial capability to keep it in force for a substantial period of time.

WHAT IS THE VALUE OF THE POLICY IF YOU SURRENDER IT?

     In general, the Cash Surrender Value is the amount you would receive if you surrender the Policy. To determine the Cash Surrender Value, your Accumulation Value is reduced by the Surrender Charge, if any, and any Loan Amount and unpaid Monthly Deductions.

CAN YOU MAKE PARTIAL WITHDRAWALS?

     Yes, you can withdraw part of your Cash Surrender Value. Each partial withdrawal must be at least $500. You will not incur a Surrender Charge, but partial withdrawals are subject to a processing charge. We currently make a $10.00 charge for each partial withdrawal. The charge is guaranteed not to exceed $25.00 per partial withdrawal. Only one partial withdrawal is allowed in any Policy Year. See "Surrender Benefits --Partial Withdrawal."

WHAT ARE THE FREE LOOK AND CONVERSION RIGHTS?

     You have a limited free look period during which you have a right to return the Policy and receive a refund of all premiums paid. See "Free Look and Conversion Rights -- Free Look Rights." The Policy must be returned to us by midnight of the 20th day after you receive it.

     Also, the Policy may in effect be converted in whole or in part to a "fixed benefit" policy (providing benefits that do not vary with the investment performance of the Variable Account) at any time during the first two Policy Years by transferring all or part of the Accumulation Value of the Policy from the Variable Account to the Fixed Account. For policies issued in Connecticut and New Jersey, the conversion right may be exercised by transferring to a different permanent fixed benefit life insurance policy offered by us in those states. See "Free Look and Conversion Rights --Conversion Rights."

     Similar free look and conversion rights will be available for requested increases in the Face Amount. See "Free Look and Conversion Rights."

CAN YOU TRANSFER BETWEEN THE SUB-ACCOUNTS AND/OR THE FIXED ACCOUNT?

     Subject to certain restrictions, you can transfer all or part of your Accumulation Value between the investment options of the Policy. We currently allow up to twelve transfers per year. Transfers from the Fixed Account are subject to certain additional restrictions. We reserve the right to limit you to four transfers per year and to make a charge for each transfer. (Transfers to or from the Fixed Account are not available for policies issued in New Jersey.) We currently make no charge for each transfer. This charge is guaranteed not to exceed $25.00 per transfer. To the extent, however, that you request a transfer from the Variable Account to the Fixed Account in connection with exercising your conversion rights under the Policy, the limit on the number of transfers and the charge will not apply. See "Free Look and Conversion Rights--Conversion Rights" and "Transfers."

CAN YOU BORROW AGAINST THE VALUE OF THE POLICY?

     At any time after the first Policy Year, you can borrow the Cash Value of the Policy less any existing Loan Amount. Each loan must be at least $500. Interest is payable in advance for each Policy Year and accrues daily at an effective annual rate that will not exceed 6.00% (which is 5.66% when payable in advance). After the tenth Policy Year, we will charge interest at an annual rate of 4.00% (which is 3.85% when payable in advance) on the portion of your Loan Amount that is not in excess of (a) the Accumulation Value, less (b) the total of all premiums paid net of all partial withdrawals. See "Policy Loans."

ARE DEATH BENEFIT PROCEEDS TAXABLE INCOME TO THE BENEFICIARY?

     Under current Federal tax law, as long as the Policy qualifies as life insurance the Death Benefit under the Policy will be subject to the same Federal income tax treatment as proceeds of traditional life insurance. Therefore, the Death Benefit should not be taxable income to the beneficiary. See "Federal Tax Matters --Policy Proceeds."

ARE ACCUMULATION VALUE INCREASES INCLUDED IN YOUR TAXABLE INCOME?

     Under current Federal tax law, as long as the Policy qualifies as life insurance, Accumulation Value increases will also be subject to the same Federal income tax treatment as traditional life insurance cash values. Therefore, any increases should accumulate on a tax deferred basis. See "Federal Tax Matters --Policy Proceeds."

WILL EXERCISING CERTAIN POLICY RIGHTS HAVE TAX CONSEQUENCES?

     A change of owners, a partial withdrawal, a total surrender, or a Policy loan may have tax consequences depending on the particular circumstances. See "Federal Tax Matters --Policy Proceeds."

WHO SELLS THE POLICIES?

     The Policies are sold by licensed insurance agents who are also registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 and who are members of the National Association of Securities Dealers, Inc. Washington Square Securities, Inc., an affiliate of ours, is the Principal Underwriter of the Policies. See "Distribution of the Policies."

PART 2. DETAILED INFORMATION

RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY

     We are a stock life insurance company incorporated under the laws of the State of New York in 1917 under the name The Morris Plan Insurance Society. In 1946 we adopted the name Bankers Security Life Insurance Society, and in 1996 we adopted our present name. We are authorized to transact business in all states, the District of Columbia, and the Dominican Republic. We were the first company to write credit life insurance and until 1950 our business was confined to credit life insurance on a group and individual basis initiated in connection with loans made by banks and other lenders. In 1950 we began writing ordinary life insurance. In 1962 we acquired, through merger, Postal Life Insurance Company, a New York chartered stock life insurance company. In 1971 we acquired, through merger,

Congressional Life Insurance Company, a New York chartered stock life insurance company. In 1996 we acquired, through merger, The North Atlantic Life Insurance Company of America, also a New York chartered stock life insurance company.

     Our principal office is located at 1000 Woodbury Road, Suite 102, P.O. Box 9004, Woodbury, New York 11797.

     On December 20, 1979, we became a wholly-owned subsidiary of United Services Life Insurance Company ("United Services") which became an indirect, wholly owned subsidiary of ReliaStar Financial Corp. ("ReliaStar"), formerly The NWNL Companies, Inc., when ReliaStar acquired USLICO Corporation on January 20, 1995. ReliaStar is a holding company whose subsidiaries specialize in life insurance and related financial services businesses.


THE VARIABLE ACCOUNT

     The Variable Account is a Separate Account of ours, established by the Board of Directors on March 23, 1982 pursuant to the laws of the State of New York. The Variable Account will receive and invest the Net Premiums paid and allocated to it under this Policy. In addition, the Variable Account currently receives and invests net premiums for another class of scheduled premium variable life insurance policy and may do so for additional classes in the future. The Variable Account meets the definition of a "separate account" under the federal securities laws and has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account, us, or the Funds.

     We own the assets of the Variable Account. However, the New York laws under which the Variable Account was established provide that the Variable Account cannot be charged with liabilities arising out of any other business we may conduct. We are required to maintain assets which are at least equal to the reserves and other liabilities of the Variable Account. We may transfer assets which exceed these reserves and liabilities to our general account (the Fixed Account).

     For a description of the Fixed Account, see Appendix A to this Prospectus.

PERFORMANCE INFORMATION

     Performance information for the Sub-Accounts of the Variable Account and the Funds available for investment by the Variable Account may appear in advertisements, sales literature, or reports to Policy owners or prospective purchasers. Performance information for the Sub-Accounts will reflect deductions of Fund expenses and be adjusted to reflect the Mortality and Expense Risk
Charge, but will not reflect deductions for the cost of insurance or the Surrender Charge. Quotations of performance information for the Funds will be accompanied by performance information for the Sub- Accounts. Performance information  for the Funds will take into  account  all fees and  charges at the
Fund level, but will not reflect any deductions from the Variable Account. Performance information reflects only the performance of a hypothetical investment during a particular time period in which the calculations are based. Performance information showing total returns and average annual total returns may be provided for periods prior to the date a Sub-Account commenced operation. Such performance information will be calculated based on the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Funds, with the level of charges at the Variable Account level that were in effect at the inception of the Sub-Accounts. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Fund in which the Sub-Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

     We may also provide individualized hypothetical illustrations of Policy Accumulation Value, Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Variable Account charges, including the Monthly Deduction, Premium Expense

Charge and the Surrender Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Sub-Accounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

     Performance of the Sub-Accounts and/or the Funds as reported from time to time in advertisements and sales literature may be compared to other variable life insurance issuers in general or to the performance of particular types of variable life insurance policies investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Sub-Accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as FORBES, MONEY, THE WALL STREET JOURNAL, BUSINESS WEEK, BARRON'S, KIPLINGER'S PERSONAL FINANCE, and FORTUNE. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

     Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration.

     We may also compare the performance of each Sub-Account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Sub-Account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

THE POLICIES

     The Policies are flexible premium variable life insurance contracts with death benefits, cash values, and other features of traditional life insurance contracts. They are "flexible premium" because premiums do not have to be paid according to a fixed schedule. They are "variable" because, to the extent Accumulation Value is attributable to the Variable Account, Accumulation Values and, under certain circumstances, the Death Benefit will increase and decrease based on the investment performance of the Funds in which the Sub-Accounts to which you allocate your premium payments invest.

DEATH BENEFIT

     Like traditional life insurance, we pay a death benefit if the Insured dies while the Policy is in force. The proceeds payable upon the death of the Insured will be the Death Benefit (see "Death Benefit Options" below) reduced by any Loan Amount and unpaid Monthly Deductions. All or part of the proceeds may be paid in cash to your beneficiaries or under one or more of the settlement options we offer. See "General Provisions --Settlement Options."

     The Policy provides two Death Benefit Options: the Level Amount Option and the Variable Amount Option. You choose the Death Benefit Option on the application for the Policy. Subject to certain limitations, you can change the Death Benefit Option after issuance of the Policy. See "Death Benefit --Change in Death Benefit Option."

     The Death Benefit may vary with the Policy's Accumulation Value. Under the Level Amount Option, the Death Benefit will only vary with the Accumulation Value whenever the Accumulation Value multiplied by the corridor percentage (see "Death Benefit Options --Level Amount Option") exceeds the Face Amount of the Policy. The Death Benefit under the Variable Amount Option will always vary with the Accumulation Value because the Death Benefit equals the Face Amount plus the Accumulation Value, or the corridor percentage of the Accumulation Value. Under either Death Benefit Option, however, the Death Benefit will never be less than the current Face Amount of the Policy and will be payable only as long as the Policy remains in force, except after Age 95 when the Death Benefit equals the Accumulation Value.

     In addition to affecting the amount of the Death Benefit as described above, the Accumulation Value generally determines how long the Policy remains in force. See "Policy Lapse and Reinstatement." This means that, to the extent Accumulation Value is attributable to the Variable Account, the investment performance of the Variable Account (and the underlying Funds) may affect the duration of the Policy by affecting the amount of Accumulation Value. You bear the investment risk with respect to any amounts allocated to the Variable Account. If, however, the Death Benefit Guarantee is in effect (see "Death Benefit Guarantee"), the Policy will stay in force until the Insured reaches Age 65 (or five Policy Years, if longer) without regard to the investment performance under the Policy.

     Appendix  C  illustrates   Accumulation  Values,  Surrender  Charges,  Cash
Surrender Values, and Death Benefits assuming different levels of premium payments and investment returns for selected Ages and Face Amounts.

DEATH BENEFIT OPTIONS

     The Level Amount Option and the Variable Amount Option are described below.

     LEVEL AMOUNT OPTION. The Death Benefit is the greater of the current Face Amount of the Policy or the corridor percentage multiplied by the Accumulation Value on the Valuation Date on or next following the date of the Insured's death. The corridor percentage is 250% for an Insured Age 40 or below, and the percentage declines with increasing Ages as shown below in the Corridor Percentage Table. Accordingly, under the Level Amount Option the Death Benefit will remain level unless the corridor percentage of Accumulation Value exceeds the current Face Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies.

     ILLUSTRATION OF LEVEL AMOUNT OPTION. For purposes of this illustration, assume that the Insured is under Age 40, and that there is no Loan Amount. Under the Level Amount Option, a Policy with a $100,000 Face Amount will generally have a $100,000 Death Benefit. However, because the Death Benefit must be equal to or be greater than 250% of the Accumulation Value, any time the Accumulation Value of the Policy exceeds $40,000, the Death Benefit will exceed the $100,000 Face Amount. Each additional dollar added to the Accumulation Value above $40,000 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $40,000 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy owner with an Accumulation Value of $50,000 will be entitled to a Death Benefit of $125,000 ($50,000 X 250%); an Accumulation Value of $75,000 will yield a Death Benefit of $187,500 ($75,000 X 250%); and an Accumulation Value of $100,000 will yield a Death Benefit of $250,000 ($100,000 X 250%).

     Similarly, as long as the Accumulation Value exceeds $40,000, each dollar taken out of the Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $75,000 to $70,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $187,500 to $175,000. If at any time, however, the Accumulation Value multiplied by the corridor percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.

     The corridor percentage becomes lower as the Insured's Age increases. If the current Age of the Insured in the illustration above were, for example, 50 (rather than under Age 40), the corridor percentage would be 185%. The Death Benefit would not exceed the $100,000 Face Amount unless the Accumulation Value exceeded approximately $54,055 (rather than $40,000), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).

                            CORRIDOR PERCENTAGE TABLE



            INSURED'S AGE ON                   CORRIDOR PERCENTAGE
      PREVIOUS POLICY ANNIVERSARY             OF ACCUMULATION VALUE
      ---------------------------             ---------------------
             40 or younger                             250%
                   41                                  243
                   42                                  236
                   43                                  229
                   44                                  222
                   45                                  215
                   46                                  209
                   47                                  203
                   48                                  197
                   49                                  191
                   50                                  185
                   51                                  178
                   52                                  171
                   53                                  164
                   54                                  157
                   55                                  150
                   56                                  146
                   57                                  142
                   58                                  138
                   59                                  134
                   60                                  130
                   61                                  128
                   62                                  126
                   63                                  124
                   64                                  122
                   65                                  120
                   66                                  119
                   67                                  118
                   68                                  117
                   69                                  116
                   70                                  115
                   71                                  113
                   72                                  111
                   73                                  109
                   74                                  107
                 75-90                                 105
                   91                                  104
                   92                                  103
                   93                                  102
                   94                                  101
                   95                                  100

     VARIABLE AMOUNT OPTION. The Death Benefit is equal to the greater of the current Face Amount plus the Accumulation Value of the Policy, or the corridor percentage multiplied by the Accumulation Value on the Valuation Date on or next following the date of the Insured's death. The corridor percentage is 250% for an Insured Age 40 or below, and the percentage declines with increasing Ages as shown in the Corridor Percentage Table above.

Accordingly, under the Variable Amount Option the amount of the Death Benefit will always vary as the Accumulation Value varies.

     ILLUSTRATION OF VARIABLE AMOUNT OPTION. For purposes of this illustration, assume that the Insured is under Age 40 and that there is no Loan Amount. Under the Variable Amount Option, a Policy with a Face Amount of $100,000 will generally pay a Death Benefit of $100,000 plus the Accumulation Value. Thus, for example, a Policy with an Accumulation Value of $20,000 will have a Death Benefit of $120,000 ($100,000 + $20,000); an Accumulation Value of $40,000 will yield a Death Benefit of $140,000 ($100,000 + $40,000). The Death Benefit, however, must be at least 250% of the Accumulation Value. As a result, if the Accumulation Value of the Policy exceeds approximately $66,667, the Death Benefit will be greater than the Face Amount plus the Accumulation Value. Each additional dollar of the Accumulation Value above $66,667 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $66,667 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy owner with an Accumulation Value of $75,000 will be entitled to a Death Benefit of $187,500 ($75,000 X 250%); an Accumulation Value of $100,000 will yield a Death Benefit of $250,000 ($100,000 X 250%); and an Accumulation Value of $125,000 will yield a Death Benefit of $312,500 ($125,000 X 250%).

     Similarly, any time the Accumulation Value exceeds $66,667, each dollar taken out of the Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $75,000 to $70,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $187,500 to $175,000. If at any time, however, the Accumulation Value multiplied by the corridor percentage is less than the Face Amount plus the Accumulation Value, then the Death Benefit will be the current Face Amount plus the Accumulation Value of the Policy, except after Age 95 when the Death Benefit equals the Accumulation Value.

     The corridor percentage becomes lower as the Insured's Age increases. If the current Age of the Insured in the illustration above were, for example, 50 (rather than under 40), the corridor percentage would be 185%. The amount of the Death Benefit would be the sum of the Accumulation Value plus $100,000 unless the Accumulation Value exceeded approximately $117,647 (rather than $66,667), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).

WHICH DEATH BENEFIT OPTION TO CHOOSE

     If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you should choose the Variable Amount Option. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulation Value, you should choose the Level Amount Option.

REQUESTED CHANGES IN FACE AMOUNT

     Subject to certain limitations, you may request an increase or decrease in the Face Amount. No increase or decrease in the Face Amount will be permitted during the first two Policy Years.

     INCREASES. For an increase in the Face Amount, a written request must be submitted to us. We may also require additional evidence of insurability satisfactory to us. The effective date of the increase will be the Monthly Anniversary on or next following our approval of the increase. The increase may not be less than $5,000 and no increase will be permitted after the Insured reaches Age 75. You may not request an increase in the Face Amount more frequently than once every two years. We will deduct any charges associated with the increase (the increases in the cost of insurance and the Surrender Charge upon lapse or total surrender -- see "Effect of Requested Changes in Face Amount" below) from the Accumulation Value, whether or not you pay an additional premium in connection with the increase. You will be entitled to limited free look and conversion rights with respect to requested increases in Face Amount. See "Free Look and Conversion Rights."

     DECREASES. For a decrease in the Face Amount, a written request must also be submitted to us. Any decrease in the Face Amount will be effective on the Monthly Anniversary on or next following our receipt of a written request. You cannot request a decrease in the Face Amount more frequently than once every six months. The Face Amount remaining in force after any requested decrease may not be less than the Minimum Face Amount shown in the Policy. Under our current policies, the Minimum Face Amount is $25,000, but we reserve the right to establish a different Minimum Face Amount in the future. If, following a decrease in Face Amount, the Policy would no longer qualify as life insurance under Federal tax law (see "Federal Tax Matters -- Policy Proceeds"), the decrease will be limited to the extent necessary to meet these requirements.

     For purposes of determining the cost of insurance, decreases in the Face Amount will be applied to reduce the current Face Amount in the following order:

         (a)      The Face Amount provided by the most recent increase;

         (b)      The next most recent increases successively; and

         (c)      The Face Amount when the Policy was issued.

     By reducing the current Face Amount in this manner, the Rate Class applicable to the most recent increase in Face Amount will be eliminated first, then the Rate Class applicable to the next most recent increase, and so on, for the purposes of calculating the cost of insurance. This assumption will affect the cost of insurance under the Policy only if different Rate Classes have been applied to the current Face Amount. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk (for example, a 200% Rate Class or a 300% Rate Class). In an otherwise identical Policy, an Insured in the standard Rate Class will have a lower cost of insurance than an Insured in a substandard Rate Class with higher mortality risks. See "Deductions and Charges -- Monthly Deduction."

     For example, assume that the Initial Face Amount was $50,000 with a standard Rate Class, and that successive increases of $25,000 (at a Rate Class of 200%) and $50,000 (at a Rate Class of 300%) were added. If a decrease of $50,000 or less is requested, the amount of insurance at a 300% Rate Class will be reduced first. If a decrease of more than $50,000 is requested, the amount at a 300% Rate Class will be eliminated, and the excess over $50,000 will next reduce the amount of insurance at a 200% Rate Class.

     EFFECT OF REQUESTED CHANGES IN FACE AMOUNT. An increase or decrease in Face Amount will affect the Monthly Deduction because the cost of insurance depends upon the Face Amount. The charge for certain optional insurance benefits may also be affected. See "Deductions and Charges -- Monthly Deduction." An increase in the Face Amount will increase the Surrender Charge, but a decrease in the Face Amount will not reduce the Surrender Charge. The Surrender Charge is, however, imposed only upon lapse or total surrender of the Policy and not upon a requested decrease in Face Amount. See "Deductions and Charges -- Surrender Charge."

     An increase in the Face Amount will increase the Minimum Monthly Premium as of the effective date of the increase. Therefore, additional premium payments may be required to maintain the Death Benefit Guarantee. A decrease in the Face Amount will reduce the Minimum Monthly Premium as of the effective date of the decrease. See "Death Benefit Guarantee."

     The additional Surrender Charge on a requested increase in the Face Amount will reduce the Cash Surrender Value (which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions). If the resulting Cash Surrender Value is not sufficient to cover the Monthly Deduction, the Policy may lapse unless the Death Benefit Guarantee is in effect. See "Policy Lapse and Reinstatement -- Lapse" and "Death Benefit Guarantee."

INSURANCE PROTECTION

     You may increase or decrease the pure insurance protection provided by the Policy (that is, the difference between the Death Benefit and the Accumulation Value) in one of several ways as insurance needs change. These ways include increasing or decreasing the Face Amount of insurance, changing the level of premium payments, and, to a lesser extent, making a partial withdrawal under the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

(a) A decrease in the Face Amount will, subject to the corridor percentage limitations (see "Death Benefit -- Death Benefit Options"), decrease the pure insurance protection without reducing the Accumulation Value. If the Face Amount is decreased, the Policy charges generally will decrease as well. (Note that the Surrender Charge will NOT be reduced. See "Deductions and Charges -- Surrender Charge.")

(b) An increase in the Face Amount (which is generally subject to underwriting approval -- see "Death Benefit -- Requested Changes in Face Amount") will likely increase the amount of pure insurance protection, depending on the amount of Accumulation Value and the resultant corridor percentage limitation. If the insurance protection is increased, the Policy charges generally will increase as well.

(c) A partial withdrawal will reduce the Death Benefit. See "Surrender Benefits -- Partial Withdrawal." However, it has a limited effect on the amount of pure insurance protection and charges under the Policy, because the decrease in the Death Benefit is usually equal to the amount of Accumulation Value withdrawn. The primary use of a partial withdrawal is to withdraw Accumulation Value. Furthermore, it results in a reduced amount of Accumulation Value and increases the possibility that the Policy will lapse.

(d) Under the Level Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount, (i) an increased level of premium payments will reduce the amount of pure insurance protection, and (ii) a reduced level of premium payments will increase the amount of pure insurance protection.

(e) Under the Variable Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount plus the Accumulation Value, the level of premium payments will not affect the amount of pure insurance protection. (However, both the Accumulation Value and the Death Benefit will be increased if premium payments are increased, and reduced if premium payments are reduced.)

(f) Under either Death Benefit Option, if the Death Benefit is the corridor percentage of Accumulation Value, then (i) an increased level of premium payments will increase the amount of pure insurance protection (subject to underwriting approval -- see "Payment and Allocation of Premiums -- Amount and Timing of Premiums"), and (ii) a reduced level of premium payments will reduce the pure insurance protection.

                  THE TECHNIQUES DESCRIBED IN THIS SECTION FOR CHANGING THE AMOUNT OF PURE INSURANCE PROTECTION UNDER THE POLICY (FOR EXAMPLE, CHANGING THE FACE AMOUNT, MAKING A PARTIAL WITHDRAWAL, AND CHANGING THE AMOUNT OF PREMIUM PAYMENTS) MUST BE CONSIDERED TOGETHER WITH THE OTHER RESTRICTIONS AND CONSIDERATIONS DESCRIBED ELSEWHERE IN THIS PROSPECTUS.

CHANGE IN DEATH BENEFIT OPTION

     After the first two Policy Years and at least two years after any increase in Face Amount, you may change the Death Benefit Option once each Policy Year. The change is effective on the Monthly Anniversary on or next following the date we receive your request. You must submit a written request to change the Death Benefit Option. A change in the Death Benefit Option will also change the Face Amount. If the Death Benefit Option is changed from the Level Amount Option to the Variable Amount Option, the Face Amount will be decreased by an amount equal to the Accumulation Value on the effective date of the change. You cannot change from the Level Amount Option to the Variable Amount Option if the resulting Face Amount would fall below the Minimum Face Amount (currently $25,000).

     If the Death Benefit Option is changed from the Variable Amount Option to the Level Amount Option, the Face Amount will be increased by an amount equal to the Policy's Accumulation Value on the effective date of the change.

     An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the future Monthly Deductions because the cost of insurance depends upon the Face Amount. The charge for certain optional insurance benefits may also be affected. See "Deductions and Charges -- Monthly Deduction." The Surrender Charge, however, will not be affected by an increase or decrease in Face Amount resulting from a change in Death Benefit Option.

     Changes in the Death Benefit Option do not require additional evidence of insurability.

ACCELERATED BENEFIT

     Under certain circumstances, the Accelerated Benefit allows a Policy owner to accelerate benefits from the Policy that would be otherwise payable upon the death of the Insured. The benefit may vary state-by-state and your registered representative should be consulted as to whether and to what extent the rider is available in a particular state and on any particular Policy.

     Generally, we will provide an Accelerated Benefit if the Insured has a terminal illness that will result in the death of the Insured within 12 months, as certified by a physician.

     The Accelerated Benefit will not be more than 50% of the amount that would be payable at the death of the Insured. The Accelerated Benefit will first be used to pay off any outstanding Policy loans and interest due. The remainder of the Accelerated Benefit will be in a lump sum to the Policy owner. Limitations, as described in the Accelerated Benefit Rider, may apply.

     A lien will be established against the Policy for the amount of the Accelerated Benefit plus the administrative charge, plus interest on the lien. Any proceeds from the Policy will be first used to repay this lien. The Policy owner's access to the Cash Value will be reduced by the amount of the lien. The proceeds payable to the beneficiary will be reduced by the amount of the lien.

     The administrative charge will not exceed $300 and will be assessed at the time the benefit is accelerated.

     The premium payable on the Policy will not be affected by the Accelerated Benefit.

     Receipt of a benefit under the Accelerated Benefit Rider may give rise to Federal or State income tax. A competent tax adviser should be consulted for further information.

     The above information is not intended to be a complete summary of the Rider. All of the terms and provisions of the Accelerated Benefit are set forth in the Rider and should be referred to in order to fully ascertain its benefits and limitations.

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUING THE POLICY

     To apply for a Policy, an individual must complete an application and personally deliver it to our licensed agent. The minimum Face Amount is currently $25,000, but we reserve the right to specify a different minimum Face Amount in the future for issuing a new Policy. We will generally only issue a Policy to an applicant Age 75 or less who supplies evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason permitted by law.

     SPONSORED MARKET PLANS. Policies may be purchased under sponsored arrangements where permitted by state law. A "sponsored arrangement" includes an arrangement where an employer permits group solicitation of its employees or an association permits group solicitations of its members for the purchase of Policies on an individual basis.

     All participants in sponsored arrangements are individually underwritten. Persons purchasing under a sponsored arrangement may apply for simplified underwriting. If simplified underwriting is granted, the cost of insurance may increase as a result of higher than anticipated mortality experience. However, any such increase will not cause the cost of insurance charge to exceed the guaranteed rates set forth in the Policy.

     COVERAGE. Coverage under a Policy begins on the later of the Issue Date or the date we receive at least the minimum initial premium (see immediately following section). In general, if the applicant pays at least the minimum initial premium with the application, the Issue Date will be the later of the date of the application or the date of any medical examination required by our underwriting procedures. However, if underwriting approval has not occurred within 45 days after we receive the application or if you authorize premiums to be paid by bank account monthly deduction, the Issue Date will be the date of underwriting approval.

     If you authorize premiums to be paid by government allotment, the Issue Date generally will be, subject to our underwriting approval, the first day of the month in which we receive the first Minimum Monthly Premium through government allotment, whether or not a Minimum Monthly Premium is collected with the application. If a Minimum Monthly Premium is collected with the application, it will be allocated to the Sub-Accounts of the Variable Account and the Fixed Account on the Valuation Date next following the Issue Date.

     MINIMUM INITIAL PREMIUM. The minimum initial premium is three Minimum Monthly Premiums. See "Death Benefit Guarantee." If, however, you authorize premiums to be paid by bank account monthly deduction or government allotment, we will accept one Minimum Monthly Premium together with the required authorization forms. The Minimum Monthly Premium is specified in the Policy and determines the payments required to maintain the Death Benefit Guarantee.


     CREDITING NET PREMIUMS. We will credit Net Premiums to the Sub-Accounts of the Variable Account and to the Fixed Account (except for policies issued in New Jersey) on the basis of the applicant's allocation on the latest of the following dates:

     o    The Valuation Date following the date of underwriting approval.

     o    The Valuation Date on or next following the Policy Date.

     o The Valuation Date on or next following the date we have received at least the required minimum initial premium payment.

     o In the case of Policies issued under government allotment programs, the Valuation Date next following the Issue Date.

     Until the date on which Net Premiums are credited as described above, premium payments will be held in our General Account. No interest will be earned on these premium payments during this period of time.

     REFUNDING PREMIUM. We will return all premiums paid without interest if any of the following occur:

     o    We send notice to the applicant that the insurance is declined.

     o    The applicant refuses an offer for an alternative policy.

     o The applicant does not supply required medical exams or tests within 30 days of the date of the application.

     o The applicant returns the Policy under the limited free look right. See "Free Look and Conversion Rights -- Free Look Rights."

ALLOCATION OF PREMIUMS

     You choose the initial allocation of your Net Premiums (your gross premiums less the Premium Expense Charge) to the Fixed Account and the Sub-Accounts of the Variable Account on the application for the Policy. (The Fixed Account is not available for Net Premium allocation under policies issued in New Jersey.) If you do not indicate the initial allocation of your Net Premium on the application for the Policy, your Net Premium will be allocated to the Money Market Portfolio. You may change the allocation at any time by notifying us in writing. Changes will not be effective until the date we receive your request and will only affect premiums we receive on or after that date. The premium allocation may be 100% to the Fixed Account or the Sub-Accounts or divided among the Fixed Account and the Sub-Accounts in whole percentage points totaling 100%. We reserve the right to adjust any allocation to eliminate fractional percentages. Changing the Net Premium allocation will not affect the allocation of existing Accumulation Value.

AMOUNT AND TIMING OF PREMIUMS

     The amount and frequency of premium payments will affect the Accumulation Value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether the Death Benefit Guarantee is in effect -- see "Death Benefit Guarantee"). After the initial premium, you may determine the amount and timing of subsequent premium payments within the following restrictions:

     o IN MOST CASES, PAYMENT OF CUMULATIVE PREMIUMS SUFFICIENT TO MAINTAIN THE DEATH BENEFIT GUARANTEE WILL BE REQUIRED TO KEEP THE POLICY IN FORCE DURING AT LEAST THE FIRST SEVERAL POLICY YEARS. SEE "DEATH BENEFIT GUARANTEE."

     o    We may choose not to accept any premium less than $25.00.

     o We reserve the right to limit the amount of any premium payment. In general, during the first Policy Year we will not accept total premium payments in excess of $250,000 on the life of any Insured, whether such payments are received on a Policy or on any other insurance policy issued by us or our affiliates. Also, we will not accept any premium payment in excess of $50,000 on any Policy after the first Policy Year. At our discretion, however, we may waive any of these premium limitations.

     o We may require additional evidence of insurability satisfactory to us if any premium would increase the difference between the Death Benefit and the Accumulation Value (that is, the net amount at risk). A premium payment would increase the net amount at risk if at the time of payment the Death Benefit would be based upon the applicable percentage of Accumulation Value. See "Death Benefit -- Death Benefit Options."

     o In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium payments allowed for life insurance under Section 7702 of the Federal Internal Revenue Code. If at any time a premium is paid which would result in total premiums exceeding the current maximum premiums allowed, we will only accept that portion of the premium which would make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned, and no further premiums will be accepted until allowed by the current maximum premium limitations.

     o If you contemplate a large premium payment under this Policy, and you wish to avoid Modified Endowment Contract classification, you may contact us in writing before making the payment and we will tell you the maximum amount which can be paid into the Policy. See "Federal Tax Matters -- Policy Proceeds."

PLANNED PERIODIC PREMIUMS

     You may choose a Planned Periodic Premium schedule which indicates a preference as to future amounts and frequency of payment. The Planned Periodic Premiums may be paid annually, semi-annually, quarterly or, if you choose, you can pay the Planned Periodic Premiums by bank account monthly deduction or government allotment.

     The amount and frequency of your initial Planned Periodic Premium will be shown in the Policy. You may change the Planned Periodic Premium at any time by written request. We may limit the amount of any increase.

     As mentioned above, the amount and frequency of premium payments will affect Accumulation Value, Cash Surrender Value, and how long the Policy will remain in force. Failure to make any Planned Periodic Premium payment will not, however, necessarily result in lapse of the Policy. On the other hand, making Planned Periodic Premium payments will not guarantee that the Policy remains in force. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement."

UNSCHEDULED ADDITIONAL PREMIUMS

     Premiums, other than Planned Periodic Premiums, may be paid at any time while the Policy is in force. We may limit the number and amount of these additional payments.

PAYING PREMIUMS BY MAIL

     Planned Periodic Premiums and Unscheduled Additional Premiums may be paid to the Company by mailing them to:

                    ReliaStar Bankers Security Life Insurance Company P.O. Box 802511
                    Chicago, Illinois 60680-2511

DEATH BENEFIT GUARANTEE

     If you meet the requirements described below, we guarantee that we will not lapse the Policy even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. This feature of the Policy is called the "Death Benefit Guarantee." The Death Benefit Guarantee expires at the Insured's Age 65 (or five Policy Years, if longer).

     In  general,  the two most  significant  benefits  from the  Death  Benefit
Guarantee are as follows. First, during the early Policy Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that the Death Benefit Guarantee will be necessary to avoid lapse of the Policy. See "Policy Lapse and Reinstatement." This occurs because the Surrender Charge usually exceeds the Accumulation Value in these years. In this regard, you should consider that if you request an increase in Face Amount, an additional Surrender Charge would apply for the fifteen years following the increase, which could create a similar possibility of lapse as exists during the early Policy Years. Second, to the extent the Cash Surrender Value declines due to poor investment performance, or due to an additional Surrender Charge after a requested increase, the Cash Surrender Value may not be sufficient even in later Policy Years to cover the Monthly Deduction, so that the Death Benefit Guarantee may also be necessary in later Policy Years to avoid lapse of the Policy. THUS, EVEN THOUGH THE POLICY PERMITS PREMIUM PAYMENTS THAT ARE LESS THAN THE MINIMUM MONTHLY PREMIUMS, YOU MAY LOSE THE

SIGNIFICANT PROTECTION PROVIDED BY THE DEATH BENEFIT GUARANTEE BY PAYING LESS THAN THE MINIMUM MONTHLY PREMIUMS.

REQUIREMENTS

     The Death Benefit Guarantee will be in effect if the sum of all premiums paid minus any partial withdrawals and any loans are equal to or greater than the sum of the Minimum Monthly Premiums since the Policy Date, including the Minimum Monthly Premium for the current Monthly Anniversary.

     The requirements for the Death Benefit Guarantee must be satisfied as of each Monthly Anniversary, even though you do not have to pay premiums monthly.

     EXAMPLE: The Policy Date is January 1, 1997. The Minimum Monthly Premium is $100 per month. No Policy loans or partial withdrawals are taken and no Face Amount changes have occurred.

     Case 1. You pay $100 each month. The Death Benefit Guarantee is maintained.

     Case 2. You pay $1,000 on January 1, 1997. The $1,000 maintains the Death Benefit Guarantee without your paying any additional premiums for the next 10 months (through October 31, 1997). However, you must pay at least $100 by November 1, 1997 to maintain the Death Benefit Guarantee through November 30, 1997.

     The amount of the initial Minimum Monthly Premium will be determined by us at issuance of the Policy and will be shown in the Policy. The initial Minimum Monthly Premium will depend upon the Insured's sex, Age at issue, Rate Class, optional insurance benefits added by rider, and the Initial Face Amount.

     The following Policy changes may change the Minimum Monthly Premium:

     o A requested increase or decrease in the Face Amount. See "Death Benefit -- Requested Changes in Face Amount."

     o A change in the Death Benefit Option. See "Death Benefit -- Change in Death Benefit Option."

     o The addition or termination of a Policy rider. See "General Provisions -- Optional Insurance Benefits."

     We will  notify  you in  writing  of any  changes  in the  Minimum  Monthly
Premium.

     If, as of any Monthly Anniversary, you have not made sufficient premium payments to maintain the Death Benefit Guarantee, we will send you notice of the premium payment required to maintain it. If we do not receive the required premium payment within 61 days from the date of our notice, the Death Benefit Guarantee will terminate. THE DEATH BENEFIT GUARANTEE CANNOT BE REINSTATED.

     Even if the Death Benefit Guarantee terminates, the Policy will not necessarily lapse. For a discussion of the circumstances under which the Policy may lapse, see "Policy Lapse and Reinstatement."

ACCUMULATION VALUE

     The Accumulation Value of the Policy (that is, the total value attributable to a specific Policy in the Variable Account and the Fixed Account) is equal to the sum of the Variable Accumulation Value (the amount attributable to the Variable Account) plus the Fixed Accumulation Value (the amount attributable to the Fixed Account). The Accumulation Value should be distinguished from the Cash Surrender Value that would actually be paid to you upon total surrender of the Policy, which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender." The Accumulation Value should also be distinguished from the Cash Value, which determines the amount available for Policy loans, and is the Accumulation Value less any Surrender Charge. See "Policy Loans."

     The Variable Accumulation Value will increase or decrease to reflect the investment performance of the Funds in which Sub-Accounts of the Variable Account have been invested. The Variable Accumulation Value will also be increased by (a) any Net Premiums credited to the Variable Account and (b) any transfers from the Fixed Account. The Variable Accumulation Value will also be reduced by (a) the Monthly Deduction attributable to the Variable Account, (b) partial withdrawals from the Variable Account, (c) any transfer and partial withdrawal charges attributable to the Variable Account, and (d) any amounts transferred from the Variable Account to the Fixed Account (including amounts transferred from the Variable Account to the Fixed Account as security for Policy loans -- see "Policy Loans"). The Variable Accumulation Value will generally vary daily.

     The Fixed Accumulation Value will be increased by (a) any Net Premiums credited to it in the Fixed Account, (b) any interest credited to it in the Fixed Account (determined at our discretion, but guaranteed not to be less than 4%), and (c) any amounts transferred from the Variable Account to it in the Fixed Account (including amounts transferred to the Fixed Account as security for Policy loans -- see "Policy Loans"). The Fixed Accumulation Value will be reduced by (a) the Monthly Deduction attributable to it in the Fixed Account,
(b) partial withdrawals from it in the Fixed Account, (c) any transfer and partial withdrawal charges attributable to the Fixed Account, and (d) any amounts transferred from the Fixed Account to the Variable Account.

     For a detailed discussion of the calculation of Accumulation Value, see Appendix B. An illustration of various Accumulation Values, Surrender Charges, Cash Surrender Values, and Death Benefits, assuming different levels of premium payments and various investment returns for selected Ages and Face Amounts, is shown in Appendix C.

DEDUCTIONS AND CHARGES

     Charges will be deducted in connection with the Policy to compensate us for
(a) providing the insurance benefits of the Policy (including any riders), (b) administering the Policy, (c) assuming certain risks in connection with the Policy, and (d) incurring expenses in distributing the Policy.

     Some of these charges are deducted from each premium payment. Certain other charges are deducted monthly from both the Fixed Account and the Variable Account, or from the Variable Account only. A charge is also made for each partial withdrawal and a charge may be made for each transfer.

PREMIUM EXPENSE CHARGE

     We deduct a Premium Expense Charge, which is 5% of each premium payment. We may in the future deduct a premium processing charge from each premium payment although we currently do not make this charge. The total of these charges is called the Premium Expense Charge. The amount remaining after we have deducted the Premium Expense Charge is called the Net Premium. The Net Premium is then credited to the Fixed Account and the Sub-Accounts of the Variable Account according to your allocation.

     PREMIUM PROCESSING CHARGE. We may make a charge of up to $2.00 per premium payment to reimburse us for the cost of collecting and processing premiums, although we currently make no such charge. If a premium processing charge is made, it will be deducted from premium payments before the percentage deductions for sales charge and premium taxes.

MONTHLY DEDUCTION

     We deduct the charges described below from the Accumulation Value of the Policy on a monthly basis. The total of these charges is called the Monthly Deduction.

     The Monthly Deduction will be deducted on each Monthly Anniversary from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis depending on their relative Accumulation Values at that time. For purposes of determining these proportions, the Fixed Accumulation Value is reduced by the Loan Amount. Because the cost of insurance portion of the Monthly Deduction can vary from month to month, the Monthly Deduction itself will vary in amount from month to month.

     If the  Cash  Surrender  Value  is not  sufficient  to  cover  the  Monthly
Deduction on a Monthly Anniversary and the Death Benefit Guarantee is not in effect, the Policy may lapse. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement."

     COST OF INSURANCE. We will determine the monthly cost of insurance by multiplying the applicable cost of insurance rate or rates by the net amount at risk under the Policy. The net amount at risk under the Policy for a Policy Month is (a) the Death Benefit at the beginning of the Policy Month divided by
1.004074 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 5%), less (b) the Accumulation Value immediately before the Monthly Deduction, minus the cost of any rider benefits other than any Waiver of Monthly Deduction rider, for the month. As a result, the net amount at risk may be affected by changes in the Accumulation Value or in the Death Benefit.

     The Rate Class of an Insured may affect the cost of insurance. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in a standard Rate Class will have a lower cost of insurance than an Insured in a Rate Class with higher mortality risks.

     If there is an increase in the Face Amount and the Rate Class applicable to the increase is different from that for the Initial Face Amount or any prior requested increases in Face Amount, the net amount at risk will be calculated separately for each Rate Class. For purposes of determining the net amount at risk for each Rate Class, the Accumulation Value will first be assumed to be part of the Initial Face Amount. If the Accumulation Value is greater than the Initial Face Amount, it will then be assumed to be part of each increase in order, starting with the first increase.

     Cost of insurance rates will be based on the sex, Issue Age, Policy Year and Rate Class(es) of the Insured. The actual monthly cost of insurance rates will reflect our expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates shown in the Policy, which are based on the Commissioner's 1980 Standard Ordinary Mortality Tables for smokers or nonsmokers, respectively.

     MONTHLY ADMINISTRATIVE CHARGE. Each month we deduct an administrative charge of $7.50 which is guaranteed not to exceed $10.00 each month.

     MONTHLY MORTALITY AND EXPENSE RISK CHARGE. Each month during the first 10 Policy Years we will deduct a charge at an annual rate of .9 of 1% (.90%) of the Variable Accumulation Value of the Policy. Each month thereafter, it is currently anticipated that we will deduct this charge at an annual rate of .45 of 1% (.45%) of the Variable Accumulation Value but in no event will it exceed
 .9 of 1% (.90%) for the duration of the Policy. We may realize a profit from this charge.

     The mortality risk assumed is that Insureds may live for a shorter period of time than we estimated and that, as a result, we would have to pay a greater amount in Death Benefits than we collect in premium payments. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than we estimated.

     OPTIONAL INSURANCE BENEFIT CHARGES. Each month we deduct charges for any optional insurance benefits added to the Policy by rider. See "General Provisions -- Optional Insurance Benefits."

SURRENDER CHARGE

     During the first 15 years the Policy is in force and the first 15 years following a requested increase in the Face Amount, there is a Surrender Charge if you surrender the Policy or the Policy lapses. The maximum Surrender Charge for the Initial Face Amount or any requested increase in Face Amount will be determined on the Policy Date or on the effective date of any requested increase respectively. The Surrender Charge remains level for the first five years in the relevant 15 year period, and then reduces in equal monthly increments until it becomes zero at the end of 15 years. Thus if the Policy remains in force during the entire relevant 15-year period, you do not pay the Surrender Charge. The Surrender Charge will vary depending on the Age of the Insured, the sex of the Insured, and the Rate Class of the Insured (on the Policy Date or on the effective date of an increase in Face Amount).

     The Surrender Charge for the Initial Face Amount or any requested increase in Face Amount is determined by multiplying (i) the applicable Surrender Charge per $1,000 Face Amount from Appendix D by (ii) the Initial Face Amount or the Face Amount of the increase, as applicable, and by (iii) the applicable percentage from the Surrender Charge Percentage Table below, and then dividing this amount by 1000. Then the Surrender Charge is reduced by the Premium Related Surrender Charge Reduction.

     The Premium Related Surrender Charge Reduction will apply only to the Surrender Charge for the Initial Face Amount when the cumulative premiums are less than the Surrender Charge Whole Life Premium. The Premium Related Surrender Charge Reduction will be zero when the cumulative premiums equal or exceed the Surrender Charge Whole Life Premium. The Premium Related Surrender Charge Reduction also will be zero for any requested increase in Face Amount. The Premium Related Surrender Charge Reduction for the Initial Face Amount is calculated by multiplying 70% by the excess of (i) the Surrender Charge Whole Life Premium over (ii) the cumulative premiums. The Surrender Charge Whole Life premium is calculated by multiplying (i) the applicable Surrender Charge Whole Life premium per $1000 of Face Amount from Appendix E by (ii) the Initial Face Amount, and then dividing by 1000.

     EXAMPLE. The following example illustrates how the Surrender Charge is determined. Assume that a male nonsmoker, Age 35 buys a Policy with an initial Face Amount of $100,000 and he surrenders the Policy during the third Policy Year at which time he has paid cumulative premiums of $2,000.

     Based on these assumptions the Surrender Charge will be the result of multiplying (i) $16.20 (from Appendix D for a male nonsmoker Age 35) by (ii) $100,000 (the Initial Face Amount) and by (iii) 100% (the applicable percentage from the Surrender Charge Percentage Table), and then dividing by 1000, which results in a Surrender Charge of $1,620 ($16.20 x $100,000 x 100% / 1000).

     The Surrender Charge Whole Life Premium is determined by multiplying (i) $11.64 (from Appendix E for a male nonsmoker Age 35) by (ii) $100,000 (the Initial Face Amount), and then dividing by 1000, which results in a Surrender Charge Whole Life Premium of $1,164 ($11.64 x $100,000 / 1000). The Surrender Charge Whole Life Premium of $1,164 is less than the cumulative premium of $2,000, so the Premium Related Surrender Charge Reduction is zero.

     The additional Surrender Charge for requested increases in Face Amount will be calculated in the same manner as illustrated in the example above.



                    SURRENDER CHARGE PERCENTAGE TABLE

                                              THE FOLLOWING PERCENTAGE OF THE
      THE LAST MONTH OF POLICY YEAR:*        SURRENDER CHARGE WILL BE PAYABLE:**
      -------------------------------        -----------------------------------
             1 through 5                                   100%
                  6                                         90%
                  7                                         80%

                  8                                         70%
                  9                                         60%
                 10                                         50%
                 11                                         40%
                 12                                         30%
                 13                                         20%
                 14                                         10%
            15 and later                                     0%

 *    For requested increases, years are measured from the date of the increase.

** The percentages reduce equally for each Policy Month during the years shown. For example, during the seventh Policy Year, the percentage reduces equally each month from 90% at the end of the sixth Policy Year to 80% at the end of the seventh Policy Year.

CHARGES AGAINST THE VARIABLE ACCOUNT

     Certain charges will be deducted as a percentage of the value of the net assets of the Variable Account to compensate us for certain risks assumed in connection with the Policy. These charges will not be deducted from assets in the Fixed Account.

     TAXES. Currently no charge is made to the Variable Account for Federal income taxes that may be attributable to the Variable Account. We may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account may also be made.

     INVESTMENT ADVISORY FEE AND OTHER FUND EXPENSES. Because the Variable Account purchases shares of the Funds, the net asset value of the investments of the Variable Account will reflect the investment advisory fees and other expenses incurred by the Funds. Set forth below is information provided by each Fund on its total 1995 annual expenses as a percentage of the Fund's average next assets. For more information concerning these expenses, see the prospectuses for the Funds that accompany this Prospectus.

                                                                                           TOTAL INVESTMENT
                                                           MANAGEMENT          OTHER          FUND ANNUAL
                                                              FEES           EXPENSES          EXPENSES
VIPF Money Market Portfolio...................................0.24%             0.09%            0.33%
VIPF High Income Portfolio (a)................................0.11%             0.80%            0.71%
VIPF Equity-Income Portfolio..................................0.51%             0.10%            0.61%
VIPF Growth Portfolio.........................................0.61%             0.09%            0.70%
VIPF Overseas Portfolio.......................................0.76%             0.15%            0.91%

VIPF II Asset Manager Portfolio (a)...........................0.71%             0.08%            0.79%
VIPF II Investment Grade Bond Portfolio.......................0.45%             0.14%            0.59%
VIPF II Index 500 Portfolio (b)...............................0.28%             0.00%            0.28%
VIPF II Contrafund Portfolio (a)..............................0.61%             0.11%            0.72%

Northstar Income and Growth Fund (c)..........................0.75%             0.05%            0.80%
Northstar Multi-Sector Bond Fund (c)..........................0.75%             0.05%            0.80%

Putnam VT Diversified Income Fund.............................0.70%             0.15%            0.85%
Putnam VT Growth and Income Fund..............................0.52%             0.05%            0.57%
Putnam VT Utilities Growth and Income Fund (d)................0.70%             0.08%            0.78%
Putnam VT Voyager Fund........................................0.62%             0.06%            0.68%
Putnam VT Asia Pacific Growth Fund (e)........................0.33%             0.89%            1.22%

                                       31

Putnam VT New Opportunities Fund..............................0.70%             0.14%            0.84%

(a) During 1995, a portion of the brokerage commissions paid by the High Income Portfolio, Asset Manager Portfolio and Contrafund Portfolio was used to reduce each respective portfolio's expenses. Without the reduction, total expenses would have been 0.71%, 0.81% and 0.73%, respectively, for each portfolio. For more information on the portfolios' Management Fees and Expenses, see the prospectus for the Fund.

(b) During 1995, the investment adviser to the Index 500 Portfolio reimbursed a portion of the portfolio's expenses. Without the reimbursement, total expenses would have been 0.47%. For more information on the portfolio's Management Fees and Expenses, see the prospectus for the Fund.

(c) The investment adviser to the Northstar Variable Trust has agreed to reimburse the two Northstar Funds for any expenses in excess of 0.80% of each Fund's average daily net assets. In the absence of the investment adviser's expense reimbursements, the actual expenses that would have been paid by each Fund during its fiscal year ended December 31, 1995 would have been: Income and Growth Fund--1.74% and Multi-Sector Bond Fund--2.06%.

(d) On July 11, 1996, shareholders of Putnam VT Utilities Growth and Income Fund approved an increase in the fees payable to Putnam Investment Management Inc. under the management contract. The total expenses shown in the table have been restated to reflect the increase. Actual total expenses were 0.68%.

(e) The annualized total expenses shown above for Putnam VT Asia Pacific Growth Fund reflect an expense limitation in effect for the period. In the absence of the expense limitation, annualized total expenses would have been 1.70%.

PARTIAL WITHDRAWAL AND TRANSFER CHARGES

     We currently make no charge for transfers and a $10.00 charge for each partial withdrawal. These charges are guaranteed not to exceed $25.00 per transfer or partial withdrawal for the duration of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of conversion rights.

REDUCTION OF CHARGES

     Any of the charges under the Policy, as well as the minimum Face Amount set forth in this Prospectus, may be reduced because of special circumstances that result in lower sales, administrative, or mortality expenses. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to our policyholders or those of affiliated insurance companies, or sales to employees or clients of members of our affiliated group of insurance companies. The amount of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected Policy owners and owners of all other policies funded by the Variable Account.

POLICY LAPSE AND REINSTATEMENT

     LAPSE. Unlike traditional life insurance policies, the failure to make a Planned Periodic Premium will not by itself cause the Policy to lapse. If the Death Benefit Guarantee is not in effect, the Policy will lapse if, as of any Monthly Anniversary, the Cash Surrender Value is less than the Monthly Deduction due, and a grace period of 61 days expires without a sufficient premium payment. A sufficient premium payment is any premium payment such that the Net Premium is larger than the sum of 1 + 2 where 1 is the amount by which the Accumulation Value is less than the Surrender Charge as of the beginning of the grace period and 2 is the sum of past due Monthly Deductions.

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

     During the early Policy Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that premium payments sufficient to maintain the Death Benefit Guarantee will be required to avoid lapse. See "Death Benefit Guarantee."

     The Policy does not lapse, and the insurance coverage continues, until the expiration of a 61-day grace period which begins on the date we send you written notice indicating that the Cash Surrender Value is less than the Monthly Deduction due. Our written notice to you will indicate the amount of the payment required to avoid lapse. Failure to make a sufficient premium payment within the grace period will result in lapse of the Policy without value.

     If the Insured dies during the grace period, the proceeds payable will equal the amount of the Death Benefit on the Valuation Date on or next following the date of the Insured's death, reduced by any Loan Amount and any unpaid Monthly Deductions.

     If the Death Benefit Guarantee is in effect, we will not lapse the Policy. See "Death Benefit Guarantee."

     REINSTATEMENT. Reinstatement means putting a lapsed Policy back in force. You may reinstate a lapsed Policy by written request any time within five years after it has lapsed if it has not been surrendered for its Cash Surrender Value.

     To reinstate the Policy and any riders you must submit evidence of insurability satisfactory to us and you must pay a premium large enough such that the Net Premium is as large as the sum of the Surrender Charge after reinstatement, plus the Monthly Deductions for the date of reinstatement and the following Monthly Anniversary.

     The Death Benefit Guarantee cannot be reinstated. See "Death Benefit Guarantee."

SURRENDER BENEFITS

     Subject to certain limitations, you may make a total surrender of the Policy or a partial withdrawal of the Policy's Cash Surrender Value by sending us a written request. The amount available for a total surrender or partial withdrawal will be determined at the end of the Valuation Period during which your written request is received. Any amounts payable from the Variable Account upon total surrender or partial withdrawal will generally be paid within seven days of receipt of your written request. Postponement of payments may, however, occur in certain circumstances. See "General Provisions -- Postponement of Payments."

TOTAL SURRENDER

     By making a written request, you may surrender the Policy at any time for its Cash Surrender Value. The Cash Surrender Value is the Accumulation Value of the Policy reduced by any Surrender Charge, Loan Amount and unpaid Monthly Deductions. If the Cash Surrender Value at the time of a surrender exceeds $25,000, the written request must include a Signature Guarantee. An illustration of Accumulation Values, Surrender Charges, Cash Surrender Values, and Death Benefits assuming different levels of premium payments and investment returns for selected Ages and Face Amounts, is shown in Appendix C.

PARTIAL WITHDRAWAL

     After the first Policy Year, you may also withdraw part of the Policy's Cash Surrender Value by sending us a written request. If the amount being withdrawn exceeds $25,000, the written request must include a Signature Guarantee. Only one partial withdrawal is allowed in any Policy Year. We currently make a $10.00 charge for each partial withdrawal. This charge is guaranteed not to exceed $25.00 for each partial withdrawal. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges." The amount of any partial withdrawal must be at least $500 and, during the first 15 Policy Years, may not be more than 20% of the Cash Surrender Value on the date we receive your written request.

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

     Unless you specify a different allocation, we make partial withdrawals from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis based upon the Accumulation Value. These proportions will be determined at the end of the Valuation Period during which your written request is received. For purposes of determining these proportions, any outstanding Loan Amount is first subtracted from the Fixed Accumulation Value.

     EFFECT OF PARTIAL WITHDRAWALS. The Accumulation Value will be reduced by the amount of any partial withdrawal. The Death Benefit will also be reduced by the amount of the withdrawal, or, if the Death Benefit is based on the corridor percentage of Accumulation Value (see "Death Benefit -- Death Benefit Options"), by an amount equal to the corridor percentage times the amount of the partial withdrawal.

     If the Level Amount Option is in effect, the Face Amount will be reduced by the amount of the partial withdrawal. When increases in the Face Amount have occurred previously, we reduce the current Face Amount by the amount of the partial withdrawal in the following order:

     (a) The Face Amount provided by the most recent increase;

     (b) The next most recent increases successively; and

     (c) The Face Amount when the policy was issued.

     (This assumption also applies to requested decreases in Face Amount -- see "Death Benefit -- Requested Changes in Face Amount.") Thus, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the Policy. See "Death Benefit -- Requested Changes in Face Amount", "Deductions and Charges -- Monthly Deduction" and "Death Benefit -- Insurance Protection."

     We do not allow a partial withdrawal if the Face Amount after a partial withdrawal would be less than the Minimum Face Amount (currently $25,000).

     If the Variable Amount Option is in effect, a partial withdrawal does not affect the Face Amount.

     A partial withdrawal may also cause the termination of the Death Benefit Guarantee because the amount of the partial withdrawal is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee.

     Like partial withdrawals, Policy loans are a means of withdrawing funds from the Policy. See "Policy Loans." A partial withdrawal or a Policy loan may have tax consequences depending on the circumstances of such withdrawal or loan. See "Federal Tax Matters -- Policy Proceeds."

TRANSFERS

     You may transfer all or part of the Variable Accumulation Value between the Sub-Accounts or to the Fixed Account subject to any conditions the Funds whose shares are involved may impose. (Transfers to or from the Fixed Account are not available for Policies issued in New Jersey.) Transfer requests must be in writing unless you have completed a telephone transfer authorization form. You may also direct us to automatically make periodic transfers under the Dollar Cost Averaging or Portfolio Rebalancing services as described below.

     To transfer all or part of the Variable Accumulation Value from a Sub-Account, Accumulation Units are redeemed and their values are reinvested in other Sub-Accounts, or the Fixed Account, as directed in your request. We will effect transfers, and determine all values in connection with transfers, at the end of the Valuation Period during which we receive your request, except as otherwise specified for the Dollar Cost Averaging or Portfolio Rebalancing services. With respect to future Net Premium payments, however, your current premium allocation will remain in effect unless (i) you have requested the Portfolio Rebalancing service, or (ii) you are transferring all of the Variable

Accumulation Value from the Variable Account to the Fixed Account in exercise of conversion rights. See "Free Look and Conversion Rights -- Conversion Rights."

     Transfers from the Fixed Account to the Variable Account are subject to the following additional restrictions: (i) your transfer request must be postmarked no more than 30 days before or after the Policy Anniversary in any year, and only one transfer is permitted during this period, (ii) the Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount, (iii) no more than 50% of the Fixed Accumulation Value, less any Loan Amount, may be transferred unless the balance, after the transfer, would be less than $1,000, in which event the full Fixed Accumulation Value, less any Loan Amount, may be transferred, and (iv) you must transfer at least the lesser of $500 or the total Fixed Accumulation Value, less any Loan Amount. See Appendix A. Some of these restrictions may be waived for transfers due to the Portfolio Rebalancing service.

     TELEPHONE TRANSFER REQUESTS. You may request a transfer by telephone on any Valuation Date after you complete a telephone transfer authorization form. If you elect to complete the authorization form, you agree that we will not be liable for any loss, liability, cost or expense when we act in accordance with the telephone transfer instructions that are received and recorded on voice recording equipment. If a telephone transfer request is later determined not to have been made by you or was made without your authorization, and loss results from such unauthorized transfer, you bear the risk of this loss. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such instructions, and/or tape recording telephone instructions.

     DOLLAR COST AVERAGING SERVICE. You may request this service if your Face Amount is at least $100,000 and your Accumulation Value, less any Loan Amount, is at least $5,000. If you request this service, you direct us to automatically make specific periodic transfers of a fixed dollar amount from any of the Sub-Accounts to one or more of the Sub-Accounts or to the Fixed Account. No transfers from the Fixed Account are permitted under this service. Transfers of this type may be made on a monthly, quarterly, semi-annual, or annual basis. This service is intended to allow you to use "Dollar Cost Averaging", a long term investment method which provides for regular investments over time. We make no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Dollar Cost Averaging service you may obtain a separate application form and full information concerning this service and its restrictions from us or our registered representative.

     If you are using the Dollar Cost Averaging service, this service will be discontinued immediately (i) on receipt of any request to begin a Portfolio Rebalancing service, (ii) if the Policy is in the grace period on any date when Dollar Cost Averaging transfers are scheduled, or (iii) if the specified transfer amount from any Sub-Account is more than the Accumulation Value in that Sub-Account.

     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation would not affect any Dollar Cost Averaging service requests already commenced.

     PORTFOLIO REBALANCING SERVICE. You may request this service if your Face Amount is at least $200,000 and your Accumulation Value, less any Loan Amount, is at least $10,000. If you request this service, you direct us to automatically make periodic transfers to maintain your specified percentage allocation of Accumulation Value, less any Loan Amount, among the Sub-Accounts of the Variable Account and the Fixed Account; your allocation of future Net Premium payments will also be changed to be equal to this specified percentage allocation. Transfers made under this service may be made on a quarterly, semi-annual, or annual basis. This service is intended to maintain the allocation you have selected consistent with your personal objectives.

     The Accumulation Value in each Sub-Account of the Variable Account and the Fixed Account will grow or decline at different rates over time. Portfolio Rebalancing will periodically transfer Accumulation Values from those accounts that have increased in value to those accounts that have increased at a slower rate or declined in value. If all accounts decline in value, it will transfer Accumulation Values from those that have decreased less in value to those that have decreased more in value. We make no guarantees that Portfolio Rebalancing will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Portfolio Rebalancing service you may obtain a separate application form and full information concerning this service and its restrictions from us or our registered representative.

     If you are using the Portfolio Rebalancing service, this service will be discontinued immediately (i) on receipt of any request to change the allocation of premiums to the Fixed Account and Sub-Account of the Variable Account, (ii) on receipt of any request to begin a Dollar Cost Averaging service, (iii) upon receipt of any request to transfer Accumulation Value among the Fixed Account or Sub-Accounts, or (iv) if the policy is in the grace period or the Accumulation Value, less any Loan Amount, is less than $7,500 on any Valuation Date when Portfolio Rebalancing transfers are scheduled.

     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation could affect Portfolio Rebalancing services currently in effect, but only after 30 days notice to affected Policy owners.

     TRANSFER LIMITS. We currently allow twelve transfers in a Policy Year, although we reserve the right to limit you to no more than four transfers per Policy Year. All transfers that are effective on the same Valuation Date will be treated as one transfer transaction. Transfers made due to the Dollar Cost Averaging or Portfolio Rebalancing services do not currently count toward the limit on number of transfers.

         TRANSFER CHARGES. While there is currently no charge imposed on a transfer we reserve the right to make a charge not to exceed $25.00 per transfer for the duration of the Policy. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges." In no event, however, will any charge be imposed in connection with the exercise of a conversion right or transfers occurring as the result of Policy Loans. All transfers are also subject to any charges and conditions imposed by the Fund whose shares are involved. All transfers that are effective on the same Valuation Date will be treated as one transfer transaction.

POLICY LOANS

     GENERAL. As long as the Policy remains in effect, you may borrow money from us at any time after the first Policy Year using the Policy as security for the loan. You may not borrow at any time more than the Loan Value of the Policy, which is equal to the Cash Value less the existing Loan Amount. Each Policy loan must be at least $500.

     Loan requests may be made in writing or by telephoning us on any Valuation Date. Any loan request in excess of $25,000 will require a Signature Guarantee and telephone loan requests cannot exceed $10,000. No election form is currently required to make telephone loan requests. We will employ reasonable procedures to confirm that loan requests made by telephone are genuine. In the event we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmations of such instructions and/or tape recording telephone instructions.

     Policy loans have priority over the claims of any assignee or other person. A Policy loan may be repaid in whole or in part at any time while the Insured is living.

     The loan proceeds will normally be paid to you within seven days after we receive your request. Payment of loan proceeds to you may be postponed under certain circumstances. See "General Provisions -- Postponement of Payments."

     Payments made by you generally will be treated as premium payments, rather than Policy loan repayments, unless you indicate that the payment should be treated otherwise or unless we decide, at our discretion, to apply the payment as a Policy loan repayment. As a result, unless you indicate that a payment is a loan repayment, all payments you make to the Policy will generally be subject to the Premium Expense Charge. See "Deductions and Charges -- Premium Expense Charge."

     The total of your outstanding Policy loans including unpaid interest due thereon is called the "Loan Amount."

     IMMEDIATE EFFECT OF POLICY LOANS. When we make a Policy loan, an amount equal to the Policy loan (which includes interest payable in advance) will be segregated within the Accumulation Value of your Policy and held in the Fixed Account as security for the loan (this includes loans taken on policies issued in New Jersey). As described below, you will pay interest to us on the Policy loan, but we will also credit interest to you on the amount held in the Fixed Account as security for the loan. The amount segregated in the Fixed Account as security for the Policy loan will be included as part of the Fixed Accumulation Value under the Policy, but will (as described below) be credited with interest on a basis different from other amounts in the Fixed Account.

     Unless you specify differently, amounts held as security for the Policy loan will come proportionately from the Fixed Accumulation Value and the Variable Accumulation Value (with the proportions being determined as described below). Assets equal to the portion of the Policy loan coming from the Variable Accumulation Value will be transferred from the Sub-Accounts of the Variable Account to the Fixed Account, THEREBY REDUCING THE ACCUMULATION VALUE HELD IN THE SUB-ACCOUNTS. These transfers are not treated as transfers for the purposes of the transfer charge or the limit on the number of transfers.

     ILLUSTRATION OF DETERMINATION OF PROPORTIONS. The segregated amount that will be security for a Policy loan will come from the Fixed Accumulation Value and the Variable Accumulation Value in the same proportion that the sum of (a) the Policy's Fixed Accumulation Value, less any existing Loan Amount, and (b) the Policy's Variable Accumulation Value, bear to the Policy's total Accumulation Value less any existing Loan Amount (determined, in each case, at the end of the Valuation Period during which your request is received).

     This can be illustrated as follows. Assume that the Fixed Accumulation Value is $5,000 and the Variable Accumulation Value is $6,000, with Sub-Account XXX = $2,000, and Sub-Account YYY = $4,000. Assume that the existing Loan Amount is $1,000, and the new Policy loan request is $5,000. For purposes of determining the proportions, we first subtract the existing Loan Amount from the Fixed Accumulation Value, and then we add the Variable Accumulation Value, which in our example would be ($5,000 - $1,000) + $6,000 = $10,000. The proportionate percentages of the Policy loan coming from the Fixed Accumulation Value and the Variable Accumulation Value are then determined as a percentage of this total, which would be $4,000/$10,000 = 40% from the Fixed Accumulation Value, and $6,000/$10,000 = 60% from the Variable Accumulation Value. The percentage deducted from the Variable Accumulation Value would be distributed as follows:
$2,000/$10,000  = 20%  from  Sub-Account  XXX;  and  $4,000/$10,000  = 40%  from
Sub-Account YYY. The actual amounts coming from the various Accounts in connection with the new $5,000 Policy loan would be 40% X $5,000 = $2,000 from the Fixed Account; 20% X $5,000 = $1,000 from Sub-Account XXX; and 40% X $5,000 = $2,000 from Sub-Account YYY.

     EFFECT ON INVESTMENT PERFORMANCE. Amounts coming from the Variable Account as security for Policy loans will no longer participate in the investment performance of the Variable Account. All amounts held in the Fixed Account as security for Policy loans (that is, the Loan Amount) will only be credited with interest at an effective annual rate currently equal to 4.00%. NO ADDITIONAL INTEREST WILL BE CREDITED TO THESE AMOUNTS. On the Policy Anniversary, any interest credited on these amounts will be credited to the Fixed Account and the Variable Account according to the premium allocation then in effect. See "Payment and Allocation of Premiums -- Allocation of Premiums."

     Although Policy loans may be repaid in whole or in part at any time before the Insured's Age 95, Policy loans will permanently affect the Policy's potential Accumulation Value. As a result, to the extent that the Death Benefit depends upon the Accumulation Value (see "Death Benefit -- Death Benefit
Options"), Policy loans will also affect the Death Benefit under the Policy. This effect could be favorable or unfavorable depending on whether the investment performance of the assets allocated to the Sub-Account(s) is less than or greater than the interest being credited on the assets transferred to the Fixed Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under the Policy will be lower when such interest credited is less than the investment performance of assets held in the Sub-Account(s).

     EFFECT ON POLICY COVERAGE. If, on any Monthly Anniversary, the Loan Amount is greater than the Accumulation Value less the then applicable Surrender Charge, we will notify you. If we do not receive sufficient payment within 61 days from the date we send notice to you, the Policy will lapse and terminate without value. Our written notice to you will indicate the amount of the payment required to avoid lapse. The Policy may, however, later be reinstated. See "Policy Lapse and Reinstatement."

     A Policy loan may also cause termination of the Death Benefit Guarantee, because the Loan Amount is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee. See "Death Benefit Guarantee."

     Proceeds payable upon the death of the Insured will be reduced by any Loan Amount.

     INTEREST. The interest rate charged on Policy loans will be an annual rate of 5.66%, payable in advance. After the tenth Policy Year, we will charge interest at an annual rate of 3.85%, payable in advance, on that portion of your Loan Amount that is not in excess of (a) the Accumulation Value, less (b) the total of all premiums paid and all partial withdrawals. Any excess of this amount will be charged interest at the annual rate of 5.66%.

     Interest is payable in advance (for the rest of the Policy Year) at the time any Policy loan is made and at the beginning of each Policy Year thereafter (for that entire Policy Year). If interest is not paid when due, it will be deducted from the Cash Surrender Value as an additional Policy loan (see "Immediate Effect of Policy Loans" above) and will be added to the existing Loan Amount.

     Because we charge interest in advance, any interest that we have not earned will be refunded to you upon lapse or surrender of the Policy or repayment of the Policy Loan.

     REPAYMENT OF LOAN AMOUNT. The Loan Amount may be repaid any time while the Insured is living. See "General Provisions -- Benefits at Age 95." If not repaid, the Loan Amount will be deducted by us from any amount payable under the Policy. As described above, unless you provide us with notice to the contrary, any payments on the Policy will generally be treated as premium payments, which are subject to the Premium Expense Charge, rather than repayments on the Loan Amount. Any repayments on the Loan Amount will result in amounts being reallocated from the Fixed Account and to the Sub-Accounts of the Variable Account according to your current premium allocation.

     TAX CONSIDERATIONS. A Policy loan may have tax consequences depending on the circumstances of the loan. See "Federal Tax Matters -- Policy Proceeds."

FREE LOOK AND CONVERSION RIGHTS

FREE LOOK RIGHTS

     The Policy provides for two types of return or "free look" periods, one after application for and issuance of the Policy and the other after any requested increase in Face Amount.

     AT INITIAL ISSUE. The Policy provides for an initial free look period during which you have a right to return the Policy for cancellation and receive a refund of all premiums paid. You must return the Policy to us or your agent and ask us to cancel the Policy by midnight of the 20th day after receiving it.

     FOLLOWING A REQUESTED INCREASE IN FACE AMOUNT. Any requested increase in Face Amount is also subject to a free look period during which you have a right to cancel the increase and receive a refund. You must notify us or your agent and ask us to cancel the increase by midnight of the 20th day after receiving a new Policy Data Page.

     Upon requesting cancellation of the increase, you will receive a refund, if you so request, or otherwise a restoration to the Policy's Accumulation Value (allocated among the Fixed Account and the Sub-Accounts of the Variable Account as if it were a Net Premium payment), in an amount equal to all Monthly Deductions attributable to the increase in Face Amount, including rider costs arising from the increase. This refund or credit will be made within seven days after we receive the request for cancellation on the appropriate form. In addition, the Surrender Charge will be adjusted so that it will be as though no such increase in Face Amount had occurred. Premiums paid after an increase in Face Amount will not be refunded following cancellation of the increase. If you request an increase in Face Amount you should take this into account in deciding whether to make any premium payments during the free look period for the increase.

CONVERSION RIGHTS

     During the first two Policy Years and the first two years following a requested increase in Face Amount, we provide you with an option to convert the Policy or any requested increase in Face Amount to a life insurance policy under which the benefits do not vary with the investment experience of the Variable Account. For policies issued in all states, except Connecticut and New Jersey, this option is made available by permitting you to transfer all or a part of your Variable Accumulation Value to the Fixed Account. For policies issued in Connecticut and New Jersey, you may exchange this Policy for a different permanent fixed benefit life insurance policy that is offered by us in those states. The two conversion right options are discussed below.

     GENERAL OPTION. In all states except Connecticut and New Jersey, you may exercise your conversion right by transferring all or any part of your Variable Accumulation Value to the Fixed Account. If, at any time during the first two Policy Years or the first two years following a requested increase in Face Amount, you request transfer from the Variable Account to the Fixed Account and indicate that you are making the transfer in exercise of your conversion right, the transfer will not be subject to the transfer charge and will not count against the limit on the number of transfers. At the time of such transfer, there is no effect on the Policy's Death Benefit. Face Amount, net amount at risk, Rate Class(es) or Issue Age -- only the method of funding the Accumulation Value under the Policy will be affected. See "Death Benefit", "Accumulation Value" and Appendix A, "The Fixed Account."

     If you transfer all of the Variable Accumulation Value from the Variable Account to the Fixed Account and indicate that you are making this transfer in exercise of your Conversion Right, we will automatically credit all future premium payments on the policy to the Fixed Account unless you request a different allocation.

     CONNECTICUT AND NEW JERSEY. During the first two policy years and during the first 24 months following a requested increase in Face Amount, you may convert the Policy or the Face Amount increase to any fixed benefit whole life insurance policy offered by us. No evidence of insurability will be required for the conversion. In order to convert to a new policy, we must receive a written conversion request; if the entire Policy is being converted, the Policy must be surrendered to us; the conversion must be made while the Policy is in force; and any outstanding Loan Amount must be repaid.

     The new policy will have the same Issue Age and premium class as the Policy. If the entire Policy is being converted, the effective date of the conversion will be the date on which we receive both your written conversion request and the Policy. If you are converting a Face Amount increase, the effective date of the conversion will be the date on which we receive your written conversion request.

     On the effective date of the conversion, the new policy will have, at your option, either:

         (a) A death benefit which is equal to the Death Benefit of the Policy on the effective date of the conversion, or in the case of a Face Amount increase, a death benefit equal to the increase in Face Amount; or

         (b) A net amount at risk which equals the Death Benefit of the Policy on the effective date of the conversion, less the Accumulation Value on that date, or in the case of a Face Amount increase, a net amount at risk which equals the Face Amount increase on the effective date of conversion less the Accumulation Value on that date which is considered to be part of the Face Amount increase.

     The conversion will be subject to an equitable adjustment in payments and Policy values to reflect variances, if any, in the payments and Policy values under the Policy and the new policy. An additional premium payment may be required. The new Policy's provisions and charges will be the same as those that would have been in effect had the new Policy been issued on the Policy Date.

INVESTMENTS OF THE VARIABLE ACCOUNT

     There are currently seventeen investment alternatives available under the Variable Account. Fidelity Management & Research Company is the investment adviser for the five portfolios of VIPF and the four portfolios of VIPF II. Northstar Investment Management Corporation is the investment adviser of the two Northstar Funds. Putnam Management is the investment adviser for the six funds of Putnam Variable Trust. We reserve the right to establish additional Sub-Accounts of the Variable Account, each of which could invest in a new Fund with a specified investment objective.

     The Funds currently offered are described below. A brief summary of investment objectives is contained in the description of each Fund. In addition, you should read the prospectuses of the Funds, which are combined with this prospectus, for more detailed information and particularly, a more thorough explanation of investment objectives, because several of the Funds and portfolios may have objectives that are quite similar. There is no assurance that any Fund will achieve its investment objective(s). There is a possibility that one Fund might become liable for any misstatement, inaccuracy or incomplete disclosure in another Fund's prospectus.

     The Fund shares may be available to fund benefits under both variable annuity and variable life contracts and policies. This could, in the future, result in an irreconcilable conflict between the interests of the holders of the different types of variable contracts. The Funds have advised us that they will monitor for such conflicts and will promptly provide us with information regarding any such conflicts should they arise or become imminent and we will promptly advise the Funds if we become aware of any such conflicts. If any such material irreconcilable conflict arises we will arrange to eliminate and remedy such conflict up to and including establishing a new management investment company and segregating the assets underlying the variable policies and contracts at no cost to the holders of the policies and contracts. For a brief explanation of the conflicts that may be involved in such situations, refer to the section entitled "FMR and Its Affiliates" in the VIPF and VIPF II
Prospectuses and the section entitled "Sales and Redemptions" in the PVT Prospectus.

     The Funds described below distribute dividends and capital gains. However, distributions are automatically reinvested in additional Fund shares, at net asset value. The Sub-Account receives the distributions which are then reflected in the Unit Value of that Sub-Account. See "Accumulation Value."

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND (VIPF)

     VIPF is a mutual fund currently offering five investment portfolios, each with a different investment objective.

     MONEY MARKET PORTFOLIO seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The portfolio will invest only in high-quality U.S. dollar denominated money market instruments of domestic and foreign issuers. An investment in the portfolio is not insured or guaranteed by the U.S. Government, and there can be no assurance that the Portfolio will maintain a stable net asset value per share of $1.00.

     HIGH INCOME PORTFOLIO seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (sometimes referred to as "junk bonds"), while also considering growth of capital. Lower-rated fixed-income securities are considered speculative and involve greater risk of default than higher-rated fixed-income securities and are more sensitive to the issuer's capacity to pay. Consult the VIPF Prospectus for further information on the risks associated with the portfolio's investment in lower-rated fixed-income securities.

     EQUITY-INCOME PORTFOLIO seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities the portfolio will also consider the potential for capital appreciation. The portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

     GROWTH PORTFOLIO seeks to achieve capital appreciation. The portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

     OVERSEAS PORTFOLIO seeks long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II (VIPF II)

     VIPF II is a mutual fund currently offering five investment portfolios, each with a different investment objective. Presently, the following four portfolios are available under this Policy.

     ASSET MANAGER PORTFOLIO seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

     INVESTMENT GRADE BOND PORTFOLIO seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities.

     INDEX 500 PORTFOLIO seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the portfolio attempts to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks while keeping transaction costs and other expenses low. The portfolio is designed as a long-term investment option.

     CONTRAFUND PORTFOLIO seeks capital appreciation by investing in companies believed to be undervalued due to an overly pessimistic appraisal by the public. The portfolio invests primarily in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

NORTHSTAR VARIABLE TRUST (NORTHSTAR)

     Northstar is a diversified management investment company currently offering four investment funds, each with a different investment objective. The following two Northstar Funds are available under this Policy.

     NORTHSTAR INCOME AND GROWTH FUND is a diversified portfolio with an investment objective of seeking current income balanced with the objective of achieving capital appreciation. This Fund will seek to achieve its objective through investments in common and preferred stocks, convertible securities, investment grade corporate debt securities and government securities, selected for their prospects of producing income and capital appreciation.

     NORTHSTAR MULTI-SECTOR BOND FUND is a diversified portfolio with an investment objective of maximizing current income. This Fund will seek to achieve its objective by investment in the following sectors of the fixed income securities markets: (a) securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities;
(b) investment grade corporate debt securities; (c) investment grade or comparable quality debt securities issued by foreign corporate issuers, and securities issued by foreign governments and their political subdivisions, limited to 35% of assets determined at the time of investment; and (d) high yield _ high risk fixed income securities of U.S. and foreign issuers, limited to 50% of assets determined at the time of investment.

PUTNAM VARIABLE TRUST (PUTNAM VT)

     Putnam Variable Trust is a mutual fund currently offering eleven investment funds, each with a different investment objective. Presently, only the following six funds are available under this Policy.

     PUTNAM VT DIVERSIFIED INCOME FUND seeks high current income consistent with capital preservation through U.S. government securities, high-yield higher risk fixed income securities (commonly known as "junk bonds") and international fixed income securities. Consult the Putnam Variable Trust Prospectus for further information on the risks associated with this Fund's investments in high-yield higher-risk fixed income securities.

     PUTNAM VT GROWTH AND INCOME FUND seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.

     PUTNAM VT UTILITIES GROWTH AND INCOME FUND seeks capital growth and current income by concentrating its investments in debt and equity securities issued by companies in the public utilities industries.

     PUTNAM VT VOYAGER FUND seeks capital appreciation primarily from a portfolio of common stocks which are believed to have potential for capital appreciation which is significantly greater than that of market averages.

     PUTNAM VT ASIA PACIFIC GROWTH FUND seeks capital appreciation by investing primarily in securities of companies located in Asia and in the Pacific Basin. The Fund's investments will normally include common stocks, preferred stocks, securities convertible into common stocks or preferred stocks, and warrants to purchase common stocks or preferred stocks.

     PUTNAM VT NEW OPPORTUNITIES FUND seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

     We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Variable Account or that the Variable Account may purchase. We reserve the right to eliminate the shares of any of the Funds and to substitute shares of another Fund or of another open-end, registered investment company, if the shares of a Fund are no longer available for investment, or if in our judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account. We will not substitute any shares attributable to your interest in a Sub-Account of the Variable Account without notice and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law. Nothing contained herein shall prevent the Variable Account from purchasing other securities of other Funds or classes of policies, or from permitting a conversion between Funds or classes of policies on the basis of requests made by Policy owners.

     We also reserve the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in a new Fund, or in shares of another investment company, with a specified investment objective. New Sub-
Accounts may be established when, in our sole discretion, marketing needs or investment conditions warrant, and any new Sub-Accounts will be made available to existing Policy owners on a basis to be determined by us. We may also eliminate one or more Sub-Accounts if, in our sole discretion, marketing, tax, or investment conditions warrant.

     In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If all or a portion of your investments are allocated to any of the current funds that are being substituted for on the date such substitution is announced, you may surrender the portion of the Accumulation Value funded by such Fund(s) without payment of the associated Surrender Charge. You may transfer the portion of the Accumulation Value affected without payment of a Transfer Charge. If deemed by us to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with our other separate accounts.

VOTING RIGHTS

     You have the right to instruct us how to vote the Fund shares attributable to the Policy at regular meetings and special meetings of the Funds. We will vote the Fund shares held in Sub-Accounts according to the instructions received, as long as:

     o The Variable Account is registered as a unit investment trust under the Investment Company Act of 1940; and

     o    The assets of the Variable Account are invested in Fund shares.

     If we determine that, because of applicable law or regulation, we do not have to vote according to the voting instructions received, we will vote the Fund shares at our discretion.

     All persons entitled to voting rights and the number of votes they may cast are determined as of a record date, selected by us, not more than 90 days before the meeting of the Fund. All Fund proxy materials and appropriate forms used to give voting instructions will be sent to persons having voting interests.

     Any Fund shares held in the Variable Account for which we do not receive timely voting instructions, or which are not attributable to Policy owners, will be voted by us in proportion to the instructions received from all Policy owners having a voting interest in the Fund. Any Fund shares held by us or any of our affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Fund in proportion to each account's voting interest in the respective Fund, and will be voted in the same manner as are the respective account's votes.

     Owning the Policy does not give you the right to vote at meetings of our stockholders.

     DISREGARD OF VOTING INSTRUCTIONS. We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of any Fund or to approve or disapprove an investment advisory contract for any Fund. In addition, we may disregard voting instructions in favor of changes initiated by a Policy owner in the investment policy or the investment adviser of any Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determine that the change would have an adverse effect on the Variable Account in that the proposed investment policy for a Fund may result in speculative or unsound investments. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to owners.

GENERAL PROVISIONS

BENEFITS AT AGE 95

     If the Insured is living at Age 95, the Death Benefit will be equal to the Accumulation Value and the cost of insurance will be zero.

OWNERSHIP

     While the Insured is alive, subject to the Policy's provisions you may:

     o    Change the amount and frequency of premium payments.

     o    Change the allocation of premiums.

     o    Change the Death Benefit Option.

     o    Change the Face Amount.

     o    Make transfers between accounts.

     o    Surrender the Policy for cash.

     o    Make a partial withdrawal for cash.

     o    Receive a cash loan.

     o    Assign the Policy as collateral.

     o    Change the beneficiary.

     o    Transfer ownership of the Policy.

     o    Enjoy any other rights the Policy allows.

PROCEEDS

     At the Insured's death, the proceeds payable include the Death Benefit then in force:

     o Plus any additional amounts provided by rider on the life of the Insured;

     o    Plus any Policy loan interest that we have collected but not earned;

     o    Minus any Loan Amount; and

     o    Minus any unpaid Monthly Deductions.

BENEFICIARY

     You may name one or more beneficiaries on the application when you apply for the Policy. You may later change beneficiaries by written request. If no beneficiary is surviving when the Insured dies, the Death Benefit will be paid to you, if surviving, or otherwise to your estate.

POSTPONEMENT OF PAYMENTS

     Payments from the Variable Account for Death Benefits, cash surrender, partial withdrawal, or loans will generally be made within seven days after we receive all the documents required for the payments.

     We may, however, delay making a payment when we are not able to determine the Variable Accumulation Value because (i) the New York Stock Exchange is closed, other than customary weekend or holiday closings, or trading on the New York Stock Exchange is restricted by the SEC, (ii) the SEC by order permits postponement for the protection of Policyholders, or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable

Account's net assets. Transfers and allocation to and against any Sub-Account of the Variable Account may also be postponed under these circumstances.

     Any of the payments described above which are made from the Fixed Account may be delayed up to six months from the date we receive the documents required. We will pay interest at an effective annual rate of 3.50% from the date of the request to the date of payment if we delay payment more than 30 days. No additional interest will be credited to any delayed payments. The time a payment from the Fixed Account may be delayed and the rate of interest paid on such amounts may vary among states.

SETTLEMENT OPTIONS

     Settlement Options are ways you can choose to have the Policy's proceeds paid. These options apply to proceeds paid:

     o    At the Insured's death.

     o    On total surrender of the Policy.

     The proceeds are paid to one or more payees. The proceeds may be paid in a lump sum or may be applied to one of the following Settlement Options. A combination of options may be used. At least $2,500 must be applied to any option for each payee under that option. Under an installment Option, each payment must be at least $25.00. We may adjust the interval between payments to make each payment at least $25.00.

     Proceeds applied to any Option no longer earn interest at the rate applied to the Fixed Account or participate in the investment performance of the Funds.

         Option 1 -- Proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval.

         Option 2 -- Proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid.

         Option 3 -- Proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid.

         Option 4 -- The proceeds provide an annuity payment with a specified number of months "certain." The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee.

         Option 5 -- The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life.

         Option 6 -- The proceeds are used to provide an annuity based on the rates in effect when the proceeds are applied. We do not apply this Option if a similar option would be more favorable to the payee at that time.

     INTEREST ON SETTLEMENT OPTIONS. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors. The interest rate will never be less than an effective annual rate of 3.50%.

     In determining amounts to be paid under Options 3 and 4, we assume interest at an effective annual rate of 3.50%. Also, for Option 3 and "certain" periods under Option 4, we credit any excess interest we may declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors.

INCONTESTABILITY

     After the Policy has been in force during the Insured's lifetime for two years from the Policy's Issue Date, we cannot claim the Policy is void or refuse to pay any proceeds unless the Policy has lapsed.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year contestable period measured from the date of the increase.

     If the Policy is reinstated, the contestable period is measured from the date of reinstatement with respect to statements made on the application for reinstatement.

MISSTATEMENT OF AGE AND SEX

     If the Insured's Age or sex or both are misstated (except where unisex rates apply), the Death Benefit will be the amount that the most recent cost of insurance would purchase using the current cost of insurance rate for the correct Age and sex.

SUICIDE

     If the Insured commits suicide, whether sane or insane, within two years of the Policy's Issue Date, we do not pay the Death Benefit. Instead, we refund all premiums paid for the Policy and any attached riders, minus any Loan Amounts and partial withdrawals.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year suicide limitation for the proceeds associated with that increase. If the Insured commits suicide, whether sane or insane, within two years of the effective date of the increase, we pay the Death Benefit prior to the increase and refund the cost of insurance for that increase.

TERMINATION

     The Policy terminates when any of the following occurs:

     o    The Policy lapses. See "Policy Lapse and Reinstatement."

     o    The Insured dies.

     o    The Policy is surrendered for its Cash Surrender Value.

     o The Policy is amended according to the amendment provision described below and you do not accept the amendment.

AMENDMENT

     We reserve the right to amend the Policy in order to include any future changes relating to the following:

     o    Any SEC rulings and regulations.

     o The Policy's qualification for treatment as a life insurance policy under the following: - The Internal Revenue Code of 1986, as amended.
          - Internal Revenue Service rulings and regulations. - Any requirements imposed by the Internal Revenue Service.

REPORTS

     ANNUAL STATEMENT. We will send you an Annual Statement once each year free of charge, showing the Face Amount, Death Benefit, Accumulation Value, Cash Surrender Value, Loan Amount, premiums paid, Planned Periodic Premiums, interest credits, partial withdrawals, transfers, and charges since the last statement.

     Additional statements are available upon request. We may make a charge not to exceed $50.00 for each additional Annual Statement you request.

     PROJECTION REPORT. Upon request, we will provide you a report projecting future results based on the Death Benefit Option you specify, the Planned Periodic Premiums you specify, the Accumulation Value of your Policy at the end of the prior Policy Year, and any other assumptions specified by you or us (subject to any SEC limitations). We may make a charge not to exceed $50.00 for each Projection Report you request.

DIVIDENDS

     The Policy does not entitle you to participate in our surplus. We do not pay you dividends under the Policy.

     The Sub-Account receives any dividends paid by the related Fund. Any such dividend is credited to you through the calculation of the Sub-Account's daily Unit Value.

COLLATERAL ASSIGNMENT

     You may assign the benefits of the Policy as collateral for a debt. This limits your rights to the Cash Surrender Value and the beneficiary's rights to the proceeds. An assignment is not binding on us until we receive written notice.

OPTIONAL INSURANCE BENEFITS

     The Policy can include additional benefits, in the form of riders to the Policy, if our requirements for issuing such benefits are met. We currently offer the following benefit riders:

     ACCELERATED BENEFIT RIDER. Under certain circumstances a part of the Death Benefit may be paid to you when the Insured has been diagnosed as having a terminal illness. This Rider may not be available in all states. Ask your registered representative about the availability of this Rider in your state. See "Accelerated Benefit Rider."

     ACCIDENTAL DEATH BENEFIT RIDER. Provides an additional benefit if the Insured dies from an accidental injury.

     ADDITIONAL INSURED RIDER. Provides a 10 year, guaranteed level premium and level term coverage for the Insured, the Insured's spouse, or a child of the Insured.

     WAIVER OF MONTHLY DEDUCTION RIDER. The Monthly Deduction for the Policy is waived while the Insured is totally disabled under the terms of the rider.

     CHILDREN'S INSURANCE RIDER. Provides up to $10,000 of term life insurance on the life of each of the Insured's children.

     COST OF LIVING INCREASE RIDER. Provides optional increases in Face Amount on the life of the Insured every two years based on the cost of living without evidence of insurability.

     WAIVER OF SPECIFIED PREMIUM RIDER. Contributes a specified amount of premium to the Policy each month while the Insured is totally disabled under the terms of the rider. This rider may not be available in all states. Ask your registered representative about the availability of this rider in your state.

FEDERAL TAX MATTERS

     The following discussion is not intended to be a complete description of the tax status of the Policies. Rather, it provides information about how we believe the tax laws apply in the most commonly occurring circumstances. The tax treatment of certain aspects of the Policies, such as surrenders and partial withdrawals, is uncertain or may be changed by regulations adopted in the future. For these reasons, Policy owners are advised to consult with their own tax advisers with regard to the tax implications of the Policies.

POLICY PROCEEDS

     GENERAL. The Policy should qualify as a life insurance contract as long as it satisfies certain definitional tests under Section 7702 and 817(d) of the Internal Revenue Code (the "Code") and as long as the underlying investments for the Contract satisfy diversification requirements under section 817(h) of the Code (see "Diversification Requirements"). Section 7702 of the Code provides that the Policy will so qualify if it satisfies a cash value accumulation test or a guideline premium requirement and falls within a cash value corridor. The qualification of the Policy under Section 7702 depends in part upon the Death Benefit payable under the Policy at any time. To the extent a change in the Policy, such as a decrease in Face Amount or a change in Death Benefit Option, would cause the Policy not to qualify, we will not make the change. Also, if at any time a premium is paid which would result in total premiums exceeding the current maximum premiums allowed, we will only accept that portion of the premium which would make total premiums equal the maximum. See "Payment and Allocation of Premiums -- Amount and Timing of Premiums."

     MODIFIED ENDOWMENT CONTRACTS. In 1988 Congress created a new classification of life insurance policies known as "Modified Endowment Contracts." Policy loans, partial surrenders and partial withdrawals of cash from a policy which is classified as a Modified Endowment Contract are taxable as ordinary income to the Policy owner. Additionally, taxable distributions, if made before the Policy owner is 591/2, are subject to a Federal income tax penalty of 10%.

     Modified Endowment Contract classification may be avoided by limiting the amount of premiums paid under the Policy. If you contemplate a large premium payment under this Policy, and you wish to avoid Modified Endowment Contract classification, you may contact us in writing before making the payment and we will tell you the maximum amount which can be paid into the Policy.

     DIVERSIFICATION REQUIREMENTS. Flexible premium variable life insurance policies such as these Policies will be treated as life insurance contracts under the Code as long as the separate accounts funding them are "adequately diversified" under section 817(h) of the Code and regulations issued by the Treasury Department. If the Variable Account is determined to be not adequately diversified, Policy owners in the Variable Account will be treated as the owners of the underlying assets and thus currently taxable on earnings and gains. The investment adviser of the respective mutual fund investment options has responsibility for maintaining the investment diversification required under the Code.

     DEATH BENEFITS. The Death Benefit proceeds payable under either the Level Amount Option or the Variable Amount Option will be excludable from the gross income of the beneficiary under Section 101(a) of the Code.

TAXATION OF DISTRIBUTIONS

     SURRENDERS AND PARTIAL WITHDRAWALS. A surrender or lapse of the Policy may have tax consequences. Upon surrender, the owner will not be taxed on the Cash Surrender Value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior withdrawals. The amount of any Policy loan will, upon surrender or lapse, be added to the Cash Surrender Value and treated, for this purpose, as if it had been received. The treatment of a preferred loan is unclear; such a loan may be considered a withdrawal instead of an indebtedness of the

Policy owner. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.

     A complete surrender of the Policy will, and a partial withdrawal may, under Section 72(e)(5) of the Code, be included in your gross income to the extent that the distribution exceeds your investment in the Policy. Withdrawals or partial surrenders generally are not taxable unless the total of such withdrawals exceeds total premiums paid to the date of withdrawal less the untaxed portion of any prior withdrawals. During the first 15 policy years, however, an additional amount may be taxable if the partial surrender results in or is necessitated by a reduction in benefits. A qualified tax adviser should be consulted regarding the tax consequences of any surrender or partial withdrawal during the first 15 policy years.

     The increase in Accumulation Value of the Policy will not be included in gross income unless and until there is a total surrender or partial withdrawal under the Policy. A complete surrender of the Policy will, and a partial withdrawal may, under Section 72(e)(5) of the Code, be included in your gross income to the extent the distribution exceeds your investment in the Policy.

     The Unemployment Compensation Amendments of 1992 require us to withhold Federal income tax at the rate of 20% on most distributions from qualified plans, unless the distribution is an "eligible rollover distribution" as defined by the Unemployment Compensation Act of 1992 and the Policy owner files a written request with us for a direct rollover to an individual retirement account as described in 408(b) of the Code, or as applicable, to another qualified plan or a Section 403(b) arrangement that accepts rollovers.

     POLICY LOANS. Under Section 72(e)(5) of the Code, loans received under the Policy will be generally recognized as loans for tax purposes and will not be considered to be distributions subject to tax. Pursuant to Section 163 of the Code, interest paid to us with respect to the loan may or may not be deductible, depending upon a number of factors. If the Policy is a Modified Endowment Contract, a Policy loan or assignment of any portion of the Accumulation Value will be taxable in an amount equal to the lesser of the amount of the loan/assignment or the excess of Accumulation Value over the Owner's investment in the Policy. Due to the complexity of these factors, a Policy owner should consult a competent tax adviser as to the deductibility of interest paid on any Policy loans.

     OTHER TAXES. Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the Policy beneficiary if you or the Insured dies. Any person concerned about the estate implications of the Policy should consult a competent tax adviser.

TAXATION OF POLICIES HELD BY PENSION, CERTAIN DEFERRED COMPENSATION PLANS AND OTHER ARRANGEMENTS

     PENSION AND PROFIT-SHARING PLANS. If a Policy is purchased by a trust which forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the Federal income tax treatment of such Policies will be somewhat different from that described above. A competent tax adviser should be consulted on these matters.

     DEFERRED COMPENSATION PLANS FOR PUBLIC EMPLOYEES AND EMPLOYEES OF TAX EXEMPT ORGANIZATIONS. Section 457 of the Code permits state and local government employers and tax exempt employers to establish deferred compensation plans for eligible employees and independent contractors. Eligible plans limit the amount of compensation which may be deferred. Distribution from eligible plans may occur only upon the death of the employee, attainment of age 701/2, separation from service or in the event of an unforseeable emergency. Amounts deferred may be transferred directly to another eligible deferred compensation plan. The employer will be the Owner and Beneficiary of all policies issued to an eligible plan. Policies are subject to the claims of the employer's general creditors.
Death Benefit proceeds payable to the employer, some or all of which are subsequently paid by the employer to the employee's beneficiary under the plan will not be excludable from gross income under Section 101(a) or Section 101(b) of the Code and will be taxable as ordinary income. An employee has no present legal right or vested interest in such policies; an employee is entitled to distributions only in accordance with eligible plan provisions.

OTHER ARRANGEMENTS. In addition, the Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangements.

TAXATION OF RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY

     We do not initially expect to incur any income tax burden upon the earnings or the realized capital gains attributable to the Variable Account. Based on this expectation, no charge is being made currently to the Variable Account for Federal income taxes which may be attributable to the Account. If, however, we determine that we may incur such tax burden, we may assess a charge for such burden from the Variable Account.

     We may also incur state and local taxes, in addition to premium taxes, in several states. At present these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Variable Account, may be made.

OTHER CONSIDERATIONS

     The foregoing discussion is general and is not intended as tax advice. Any person concerned about these tax implications should consult a competent tax adviser. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the IRS. No representation is made as to the likelihood of continuation of these current laws and interpretations. It should be further understood that the foregoing discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

     The Policy is based on actuarial tables which distinguish between men and women and therefore provide different benefits to men and women of the same Age. Employers and employee organizations should consider, in consultation with legal counsel, the impact of the Supreme Court decision of July 6, 1983 in ARIZONA GOVERNING COMMITTEE V. NORRIS. That decision stated that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Employers and employee organizations should also consider, in consultation with legal counsel, the impact of Title VII generally, and comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a Policy may be purchased.

     Because of the NORRIS decision, the charges under the Policy that vary depending on sex may in some cases not vary on the basis of the Insured's sex. Unisex rates to be provided by us will apply, if requested on the application, for tax-qualified plans and those plans where an employer believes that the NORRIS decision applies. In this case, references made to the mortality tables applicable to this Policy are to be disregarded and substituted with an 80% male 20% female blend of the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker Mortality Tables, Age Last Birthday.

DISTRIBUTION OF THE POLICIES

     We intend to sell the Policies in all jurisdictions where we are licensed. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc.

     The Policies will be distributed by the general distributor, Washington Square Securities, Inc., (WSSI), a Minnesota corporation, which is an affiliate of ours. WSSI is a securities broker-dealer registered with the SEC and is a member of the National Association of Securities Dealers, Inc. It is primarily a mutual funds dealer and has dealer agreements under which it markets shares of more than 50 mutual funds. It also markets limited partnerships and other tax-sheltered or tax-deferred investments, and acts as general distributor (principal underwriter) for variable annuity products issued by us. The Policies may also be sold through other broker-dealers authorized by WSSI and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.

     Registered representatives who sell the Policies will receive commissions based on a commission schedule. In the first Policy Year, commissions generally will be no more than 55% of the premiums paid up to the annualized Minimum Monthly Premium. In any subsequent Policy Year, commissions generally will be --% of premiums paid in that year. Corresponding commissions will be paid upon a requested increase in Face Amount. In addition, a commission of .25% of the average monthly Accumulation Value during each Policy Year may be paid. Further, registered representatives may be eligible to receive certain overrides, expense allowances and other benefits based on the amount of earned commissions.

MANAGEMENT



DIRECTORS


                                 TERM                                        PRINCIPAL OCCUPATION
          DIRECTORS             EXPIRES                                    AND BUSINESS EXPERIENCE
          ---------             -------                                    -----------------------
Stephen A. Carb                  1997     Partner of Carb, Luria, Glassner, Cook & Kufeld(law firm) since 1962.

Richard R. Crowl                 1997     Senior Vice President,  General Counsel and Secretary of ReliaStar  Financial Corp.  since
                                          1996;  Senior Vice  President and General  Counsel of ReliaStar  Life  Insurance  Company,
                                          ReliaStar Bankers Security Life Insurance Company,  Northern Life Insurance  Company,  and
                                          United Services Life Insurance  Company since 1996;  Vice President and Associate  General
                                          Counsel of ReliaStar  Financial  Corp.  from 1989 to 1996;  Vice  President  and Associate
                                          General  Counsel of  ReliaStar  Life  Insurance  Company  from 1985 to 1996;  Director  of various subsidiaries of ReliaStar Financial Corp.

John H. Flittie                  1997     President and Chief  Operating  Officer of ReliaStar  Financial  Corp.  and ReliaStar Life
                                          Insurance  Company since 1993;  President and Chief Executive Officer of ReliaStar Bankers
                                          Security  Life  Insurance  Company  since  1996;  Vice  Chairman of United  Services  Life
                                          Insurance  Company  and  Bankers  Security  Life  Insurance  Society  since  1995;  Senior
                                          Executive  Vice President and Chief  Operating  Officer of ReliaStar  Financial  Corp. and
                                          ReliaStar Life Insurance  Company from 1992 to 1993;  Senior Executive Vice President from
                                          1991 to 1992;  Executive  Vice  President and Chief  Financial  Officer from 1989 to 1991;
                                          Director of  Community  First  BankShares,  Inc.  and various  subsidiaries  of  ReliaStar
                                          Financial Corp.

James T. Hale                    1997     Senior Vice President of Dayton Hudson Corporation since 1981.

Wayne R. Huneke                  1997     Senior Vice President,  Chief Financial Officer and Treasurer of ReliaStar Financial Corp.
                                          and ReliaStar  Life  Insurance  Company since 1994;  Vice  President,  Treasurer and Chief
                                          Accounting  Officer  from 1990 to 1994;  Director  of various  subsidiaries  of  ReliaStar
                                          Financial Corp.

                                       51


Kenneth U. Kuk                   1997     Vice  President,  Strategic  Marketing of ReliaStar  Financial  Corp.  and ReliaStar  Life
                                          Insurance  Company since 1996;  Vice President,  Investments of ReliaStar  Financial Corp.
                                          from 1991 to 1996;  President of Washington Square Advisers,  Inc. since 1995; Chairman of
                                          ReliaStar Mortgage  Corporation since 1988; Director of various  subsidiaries of ReliaStar
                                          Financial Corp.

Richard E. Nolan                 1997     Senior  Counsel of Davis Polk & Wardwell  (law firm) since 1996 and  Partner  from 1990 to
                                          1996.

Fioravante G. Perrotta           1997     Retired 1996; Formerly Senior Partner of Rogers & Wells (law firm) since 1970.

Robert C. Salipante              1997     Senior Vice  President,  Technology  of  ReliaStar  Financial  Corp.  and  ReliaStar  Life
                                          Insurance  Company since 1996;  Senior Vice  President,  Individual  Division of ReliaStar
                                          Life  Insurance  Company  since  1996;  Senior Vice  President,  Strategic  Marketing  and
                                          Technology of ReliaStar  Financial Corp. and ReliaStar Life Insurance Company from 1994 to
                                          1996; Senior Vice President and Chief Financial Officer from 1992 to 1994;  Executive Vice
                                          President of Ameritrust  Corporation from 1988 to 1992;  Director of various  subsidiaries of ReliaStar Financial Corp.

John G. Turner                   1997     Chairman and Chief  Executive  Officer of ReliaStar  Financial  Corp.  and ReliaStar  Life
                                          Insurance  Company  since 1993;  Chairman of United  Services Life  Insurance  Company and
                                          ReliaStar  Bankers Security Life Insurance  Company since 1995;  Chairman of Northern Life
                                          Insurance  Company  since  1992;  Chairman,  President  and  Chief  Executive  Officer  of
                                          ReliaStar  Financial  Corp. and ReliaStar Life  Insurance  Company in 1993;  President and
                                          Chief  Executive  Officer from 1991 to 1993;  President and Chief  Operating  Officer from
                                          1989 to 1991;  President and Chief Operating  Officer of ReliaStar Life Insurance  Company
                                          from 1986 to 1991; Director of various subsidiaries of ReliaStar Financial Corp.

Charles B. Updike                1997     Partner of Schoeman, Marsh & Updike (law firm) since 1976.

Ross M. Weale                    1997     President of Waccabuc Enterprise,  Inc. (management consulting firm) since 1996; President and Chief Executive Officer of Country Bank (financial institution) from 1986 to 1996.

Steven W. Wishart                1997     Senior Vice President and Chief  Investment  Officer of ReliaStar  Financial  Corp.  since
                                          1989; Senior Vice President of ReliaStar Life Insurance Company since 1981;  President and
                                          Chief Executive Officer of ReliaStar  Investment  Research,  Inc. since 1996; President of
                                          Washington  Square  Capital Inc. from 1981 to 1996;  President of WSCR,  Inc. from 1986 to
                                          1996; Director of National Benefit Resources Group Services Inc. and various  subsidiaries of ReliaStar Financial Corp.

The Executive Committee of our Board of Directors consists of Directors Flittie, Hale, Turner, and Weale.

The Compliance Committee of our Board of Directors consists of Directors Carb, Hale, Nolan, Perrotta, Updike, and Weale.

EXECUTIVE OFFICERS

John G. Turner             Chairman
John H. Flittie            Vice Chairman, President and Chief Executive Officer
David J. Sloane            Executive Vice President and Chief Operating Officer
Thomas Y. Moon             Executive Vice President
Richard R. Crowl           Senior Vice President and General Counsel



STATE REGULATION

     We are subject to the laws of the State of New York governing insurance companies and to regulation and supervision by the Insurance Department of the State of New York. An annual statement in a prescribed form is filed with the Insurance Department each year, and in each state we do business, covering our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to review by the Insurance Division and a full examination of our operations is conducted periodically (usually every three years) by the National Association of Insurance Commissioners. This regulation does not, however, involve supervision or management of our investment practices or policies.

     In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate.


LEGAL PROCEEDINGS

     There are no legal proceedings to which the Variable Account is a party. We are engaged in litigation of various kinds; however, our management does not believe that any of this litigation is of material importance in relation to our total assets.

BONDING ARRANGEMENTS

     An insurance  company  blanket  bond is  maintained  providing  $25,000,000 coverage for our officers and employees and those of Washington Square Securities, Inc., (WSSI), subject to a $500,000 deductible.

LEGAL MATTERS

     Legal matters in connection with the Variable Account and the Policy described in this Prospectus have been passed upon by Robert B. Saginaw, Esquire, Attorney for the Company.

EXPERTS

     The financial statements of ReliaStar Bankers Security Variable Life Separate Account I as of December 31, 1995 and for each of the three years then ended and the annual financial statements of ReliaStar Bankers Security Life Insurance Company included in this Prospectus have been audited by ____________________, independent auditors, as stated in their reports which will be included in a pre-effective amendment, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Actuarial  matters included in this Prospectus have been examined by Steven
P. West, F.S.A., M.A.A.A., as stated in the opinion filed as an exhibit to the Registration Statement.

REGISTRATION STATEMENT CONTAINS FURTHER INFORMATION

         A Registration Statement has been filed with the SEC under the Securities Act of 1933 with respect to the Policies. This Prospectus does not contain all information included in the Registration Statement, its amendments and exhibits. For further information concerning the Variable Account, the Funds, the Policies and us, please refer to the Registration Statement.

     Statements in this Prospectus concerning provisions of the Policy and other legal documents are summaries. Please refer to the documents as filed with the SEC for a complete statement of the provisions of those documents.

     Information may be obtained from the SEC's principal office in Washington, D.C., for a fee it prescribes, or examined there without charge.

FINANCIAL STATEMENTS

     The financial statements for the Variable Account reflect the operations of the Variable Account and its Sub-Accounts as of December 31, 1995 and for each of the three years in the period then ended. Although the financial statements are audited, the periods they cover are not necessarily indicative of the longer term performance of the assets held in the Variable Account.

     The financial statements of ReliaStar Bankers Security Life Insurance Company which are included in this Prospectus should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of ReliaStar Bankers Security Life Insurance Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                   APPENDIX A
                                THE FIXED ACCOUNT

         The Fixed Account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all of the assets of the Fixed Account.

         Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts and as a result the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

         We guarantee both principal and interest on amounts credited to the Fixed Account. We credit interest at an effective annual rate of at least 4%, independent of the investment experience of the Fixed Account. From time to time, we may guarantee interest at a rate higher than 4%.

         ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 4% PER YEAR WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCOUNT MAY NOT EXCEED THE MINIMUM GUARANTEE OF 4% FOR A GIVEN YEAR.

         We do not use a specific formula for determining excess interest credits. However, we consider the following:

         o        General economic trends,

         o        Rates of return currently available on our investments,

         o Rates of return anticipated in our investments, regulatory and tax factors, and

         o        Competitive factors.

         We are not aware of any statutory limitations to the maximum amount of interest we may credit and our Board of Directors has not set any limitations.

         The Fixed Accumulation Value of the Policy is the sum of the Net Premiums credited to it in the Fixed Account. It is increased by transfers and Loan Amounts from the Variable Account, and interest credits. It is decreased by Monthly Deductions and partial withdrawals taken from it in the Fixed Account and transfers to the Variable Account. The Fixed Accumulation Value will be calculated at least monthly on the monthly anniversary date.

         You may transfer all or part of your Fixed Accumulation Value to the Sub-Accounts of the Variable Account, subject to the following transfer limitations:

         o The request to transfer must be postmarked no more than 30 days before the Policy Anniversary and no later than 30 days after the Policy Anniversary. Only one transfer is allowed during this period.

         o The Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount.

         o No more than 50% of the Fixed Accumulation Value (minus any Loan Amount) may be transferred unless the balance, after the transfer, would be less than $1,000. If the balance would be less than $1,000, the full Fixed Accumulation Value (minus any Loan Amount) may be transferred.

         o        You must transfer at least:

         _        $500, or

         _ the total Fixed Accumulation Value (minus any Loan Amount) if less than $500.

         We make the Monthly Deduction from your Fixed Accumulation Value in proportion to the total Accumulation Value of the Policy.

         The Surrender Charge described in the Prospectus applies to the total Accumulation Value, which includes the Fixed Accumulation Value. If the Owner surrenders the Policy for its Cash Surrender Value, the Fixed Accumulation Value will be reduced by any applicable Surrender Charge, any Loan Amount and unpaid Monthly Deductions applicable to the Fixed Account.

                                   APPENDIX B
                        CALCULATION OF ACCUMULATION VALUE

         The Accumulation Value of the Policy is equal to the sum of the Variable Accumulation Value plus the Fixed Accumulation Value.

VARIABLE ACCUMULATION VALUE

         The Variable Accumulation Value is the total of your values in each Sub-Account. The value for each Sub-Account is equal to:

1 multiplied by 2, where:

1
Is your current number of Accumulation Units (described below).

2
Is the current Unit Value (described below).

         The Variable Accumulation Value will vary from Valuation Date to Valuation Date (described below) reflecting changes in 1 and 2 above.

         ACCUMULATION UNITS. When transactions are made which affect the Variable Accumulation Value, dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the current Unit Value.

         The number of Accumulation Units for a Sub-Account increases when:

         o        Net Premiums are credited to that Sub-Account; or

         o Transfers from the Fixed Account or other Sub-Accounts are credited to that Sub-Account.

         The number of Accumulation Units for a Sub-Account decreases when:

         o        You take out a Policy loan from that Sub-Account;

         o        You take a partial withdrawal from that Sub-Account;

         o We take a portion of the Monthly Deduction from that Sub-Account; or

         o Transfers are made from that Sub-Account to the Fixed Account or other Sub-Accounts.

         UNIT VALUE. The Unit Value for a Sub-Account on any Valuation Date is equal to the previous Unit Value times the Net Investment Factor for that Sub-Account (described below) for the Valuation Period (described below) ending on that Valuation Date. The Unit Value was initially set at $10 when the Sub-Account first purchased Fund shares.

         NET INVESTMENT FACTOR. The Net Investment Factor is a number that reflects charges to the Policy and the investment performance during a Valuation Period of the Fund in which a Sub-Account is invested. If the Net Investment
Factor is greater than one, the Unit Value is increased. If the Net Investment Factor is less than one, the Unit Value is decreased. The Net Investment Factor for a Sub-Account is determined by dividing 1 by 2.

(1/2), where:

1
Is the result of:

         o The net asset value per share of the Fund shares in which the Sub-Account invests, determined at the end of the current Valuation Period;

         o Plus the per share amount of any dividend or capital gain distributions made on the Fund shares in which the Sub-Account invests during the current Valuation Period;

         o Plus or minus a per share charge or credit for any taxes reserved which we determine has resulted from the investment operations of the Sub-Account and to be applicable to the Policy.

2
Is the result of:

         o The net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the last prior Valuation Period;

         o Plus or minus a per share charge or credit for any taxes reserved for during the last prior Valuation Period which we determine resulted from the investment operations of the Sub-Account and was applicable to the Policy.

     VALUATION DATE; VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Veterans Day; Thanksgiving Day; and Christmas Day. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business on the next Valuation Date.

FIXED ACCUMULATION VALUE

         The Fixed Accumulation Value on the Policy Date is your Net Premium credited to the Fixed Account on that date minus the Monthly Deduction applicable to the Fixed Accumulation Value for the first Policy Month.

         After the Policy Date, the Fixed Accumulation Value is calculated as:

1 + 2 + 3 + 4 - 5 - 6, where:

1
Is the Fixed Accumulation Value on the preceding Monthly Anniversary, plus interest from the Monthly Anniversary to the date of the calculation.

2
Is the total of your Net Premiums credited to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date premiums are credited to the date of the calculation.

3
Is the total of your transfers from the Variable Account to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

4
Is the total of your Loan Amount transferred from the Variable Account since the preceding Monthly Anniversary.

5
Is the total of your transfers to the Variable Account from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

6
Is the total of your partial withdrawals from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of withdrawal to the date of the calculation.

         If the date of the calculation is a Monthly Anniversary, we also reduce the Fixed Accumulation Value by the applicable Monthly Deduction for the Policy Month following the Monthly Anniversary.

         The minimum interest rate applied in the calculation of the Fixed Accumulation Value is an effective annual rate of 4%. Interest in excess of the minimum rate may be applied in the calculation of your Fixed Accumulation Value in a manner which our Board of Directors determines.

                                   APPENDIX C
             ILLUSTRATION OF ACCUMULATION VALUES, SURRENDER CHARGES,
                    CASH SURRENDER VALUES, AND DEATH BENEFITS

         The following tables illustrate how the Accumulation Values, Cash Surrender Values, and Death Benefits of a Policy may change with the investment experience of the Variable Account. The tables show how the Accumulation Values, Cash Surrender Values, and Death Benefits of a Policy issued to an Insured of a given Age (who pays the given Planned Periodic Premiums annually) would vary over time if the investment return of the assets held in the Funds were a uniform, gross, after-tax, annual rate of 0 percent, 6 percent or 12 percent.

         The tables on pages C-2 through C-7 illustrate a Policy issued to a male Age 40, in a standard Rate Class and qualifying for non-smoker rates. The Accumulation Values, Cash Surrender Values, and Death Benefits would be lower if the Insured were in a substandard Rate Class or did not qualify for the nonsmoker rates because the cost of insurance would be increased. The Accumulation Values, Cash Surrender Values and Death Benefits would be different from those shown if the gross annual investment returns averaged 0 percent, 6 percent, and 12 percent over a period of years, but fluctuated above and below those averages for individual Policy Years.

         Within the tables, the second and fifth columns illustrate the Accumulation Value of the Policy over the designated period. The Accumulation Value is the total amount that a Policy provides for investment at any time. The third and sixth columns illustrate the Cash Surrender Value of a Policy over the designated period. The Cash Surrender Value is equal to the Accumulation Value less any Surrender Charges, Loan Amount (assumed to be zero in these illustrations) and unpaid Monthly Deductions (also assumed to be zero). The fourth and seventh columns illustrate the Death Benefit of a Policy over the designated period. The second, third, and fourth columns assume that throughout the life of the Policy, the monthly charge for the cost of insurance, the Monthly Mortality and Expense Charge and the Monthly Administrative Charge are based upon the maximums (i.e. guaranteed) permitted in the policy. The maximum allowable cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables for Nonsmokers and Smokers. The fifth, sixth, and seventh columns assume that the monthly charge for cost of insurance, the Monthly Mortality and Expense Charge, and the Monthly Administrative Charge are based on the current amounts expected to be charged. The Death Benefits also vary between tables depending upon whether the Level Amount Death Benefit Option (Tables at pages C-2 through C-4) or the Variable Amount Death Benefit Option (Tables at pages C-5 through C-7) is illustrated.

         The amounts shown for the Accumulation Values, Cash Surrender Values, and Death Benefits reflect the fact that the net investment return of the Sub-Accounts of the Variable Account is lower than the gross, after-tax return on the assets held in the Funds as a result of the Funds' operating expenses. The values shown take into account the daily total operating expenses paid by the available portfolios of the VIPF, VIPF II, Northstar and Putnam VT which together are assumed to be at an average annual rate of 0.74% for all years. This figure is derived based on an average of the Funds' 1995 operating expenses net of any limitations on such expenses paid by the Funds. Thus, the illustrated gross annual investment rates of return of 0 percent, 6 percent, and 12 percent correspond to approximate net annual rates of return of -0.74%, 5.26%, and 11.26%, respectively.

         The hypothetical values shown in the tables do not reflect any charges for Federal income taxes attributable to the Variable Account because we do not currently make any such charges. However, such charges may be made in the future and, in that event, the gross annual investment return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the Accumulation Values, Cash Surrender Values, and Death Benefits illustrated. (See section entitled "Federal Tax Matters" in the prospectus).

         The tables illustrate the Policy values that would result based upon the hypothetical rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made, that no transfers have been made, and total operating expenses of the Funds continue as anticipated. Actual results will depend on the expenses and performance of the investment choice made by the owner.

         Upon request, we will provide a comparable illustration based upon the proposed Insured's Age, sex, underwriting classification, the Face Amount and Planned Periodic Premium schedule requested, and any available riders requested.

                RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY
                         FLEXIBLE PREMIUM VARIABLE LIFE
                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                              $1,200 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                           LEVEL DEATH BENEFIT OPTION
                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                          INVESTMENT RATE OF RETURN: 0%

                                 GUARANTEED COSTS                                           CURRENT COSTS
              -------------------------------------------------------   -------------------------------------------------------
                        (1) (2)            (1) (2)            (1) (2)             (1) (2)            (1) (2)            (1) (2)
                   ACCUMULATION     CASH SURRENDER                           ACCUMULATION     CASH SURRENDER
 POLICY YEAR              VALUE              VALUE      DEATH BENEFIT               VALUE              VALUE      DEATH BENEFIT
  ---------    ----------------   ----------------   ----------------    ----------------   ----------------   ----------------
          1                 768                  0           100,000*                 818                  0           100,000*
          2               1,507                  0           100,000*               1,609                  0           100,000*
          3               2,218                388            100,000               2,373                543            100,000
          4               2,899              1,069            100,000               3,107              1,277            100,000
          5               3,548              1,718            100,000               3,810              1,980            100,000
          6               4,165              2,518            100,000               4,481              2,834            100,000
          7               4,748              3,284            100,000               5,120              3,656            100,000
          8               5,294              4,013            100,000               5,725              4,444            100,000
          9               5,804              4,706            100,000               6,293              5,195            100,000
         10               6,274              5,359            100,000               6,824              5,909            100,000
         11               6,700              5,968            100,000               7,347              6,615            100,000
         12               7,079              6,530            100,000               7,828              7,279            100,000
         13               7,404              7,038            100,000               8,261              7,895            100,000
         14               7,669              7,486            100,000               8,639              8,456            100,000
         15               7,868              7,868            100,000               8,958              8,958            100,000
         20               7,665              7,665            100,000               9,458              9,458            100,000
        AGE
         70                   0                  0                  0               3,922              3,922            100,000
         **
-------------------------------------------------------------------------------------------------------------------------------

(1) ASSUMES A $1,200 PREMIUM (WHICH EXCEEDS THE ANNUALIZED MINIMUM MONTHLY PREMIUM) IS PAID AT THE BEGINNING OF EACH POLICY YEAR. VALUES WILL BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

(2) ASSUMES THAT NO POLICY LOANS OR PARTIAL WITHDRAWALS HAVE BEEN MADE. EXCESSIVE LOANS OR WITHDRAWALS MAY CAUSE THE POLICY TO LAPSE BECAUSE OF INSUFFICIENT CASH SURRENDER VALUE.

*BASED ON (1) AND (2) ABOVE, THE DEATH BENEFIT GUARANTEE IS IN EFFECT DURING THE YEARS SHOWN. THEREFORE, THE POLICY REMAINS IN FORCE EVEN THOUGH THE CASH SURRENDER VALUE IS ZERO.

** POLICY TERMINATES PRIOR TO AGE 75.

THE HYPOTHETICAL INVESTMENT RESULTS .ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY
                         FLEXIBLE PREMIUM VARIABLE LIFE
                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                              $1,200 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                           LEVEL DEATH BENEFIT OPTION
                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                          INVESTMENT RATE OF RETURN: 6%

                                 GUARANTEED COSTS                                           CURRENT COSTS
              -------------------------------------------------------   -------------------------------------------------------
                        (1) (2)            (1) (2)            (1) (2)             (1) (2)            (1) (2)            (1) (2)
                   ACCUMULATION     CASH SURRENDER                           ACCUMULATION     CASH SURRENDER
 POLICY YEAR              VALUE              VALUE      DEATH BENEFIT               VALUE              VALUE      DEATH BENEFIT
  ---------    ----------------   ----------------   ----------------    ----------------   ----------------   ----------------
          1                 824                  0            100,000                 876                  0            100,000
          2               1,667                  0            100,000               1,776                  0            100,000
          3               2,531                701            100,000               2,701                871            100,000
          4               3,413              1,583            100,000               3,648              1,818            100,000
          5               4,313              2,483            100,000               4,617              2,787            100,000
          6               5,231              3,584            100,000               5,608              3,961            100,000
          7               6,164              4,700            100,000               6,621              5,157            100,000
          8               7,112              5,831            100,000               7,655              6,374            100,000
          9               8,075              6,977            100,000               8,709              7,611            100,000
         10               9,050              8,135            100,000               9,781              8,866            100,000
         11              10,034              9,302            100,000              10,920             10,188            100,000
         12              11,023             10,474            100,000              12,082             11,533            100,000
         13              12,011             11,645            100,000              13,262             12,896            100,000
         14              12,993             12,810            100,000              14,454             14,271            100,000
         15              13,964             13,964            100,000              15,656             15,656            100,000
         20              18,432             18,432            100,000              21,678             21,678            100,000
        AGE
         70              20,191             20,191            100,000              34,220             34,220            100,000
         75               9,267              9,267            100,000              36,826             36,826            100,000
         80                   0                  0                  0              31,442             31,442            100,000
         85                   0                  0                  0               3,970              3,970            100,000
         **
-------------------------------------------------------------------------------------------------------------------------------

(1) ASSUMES A $1,200 PREMIUM (WHICH EXCEEDS THE ANNUALIZED MINIMUM MONTHLY PREMIUM) IS PAID AT THE BEGINNING OF EACH POLICY YEAR. VALUES WILL BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

(2) ASSUMES THAT NO POLICY LOANS OR PARTIAL WITHDRAWALS HAVE BEEN MADE. EXCESSIVE LOANS OR WITHDRAWALS MAY CAUSE THE POLICY TO LAPSE BECAUSE OF INSUFFICIENT CASH SURRENDER VALUE.

*BASED ON (1) AND (2) ABOVE, THE DEATH BENEFIT GUARANTEE IS IN EFFECT DURING THE YEARS SHOWN. THEREFORE, THE POLICY REMAINS IN FORCE EVEN THOUGH THE CASH SURRENDER VALUE IS ZERO.

** POLICY TERMINATES PRIOR TO AGE 90.

THE HYPOTHETICAL INVESTMENT RESULTS .ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY
                         FLEXIBLE PREMIUM VARIABLE LIFE
                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                              $1,200 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                           LEVEL DEATH BENEFIT OPTION
                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 12%

                                 GUARANTEED COSTS                                           CURRENT COSTS
              -------------------------------------------------------   -------------------------------------------------------
                        (1) (2)            (1) (2)            (1) (2)             (1) (2)            (1) (2)            (1) (2)
                   ACCUMULATION     CASH SURRENDER                           ACCUMULATION     CASH SURRENDER
 POLICY YEAR              VALUE              VALUE      DEATH BENEFIT               VALUE              VALUE      DEATH BENEFIT
  ---------    ----------------   ----------------   ----------------    ----------------   ----------------   ----------------
          1                 880                  0           100,000*                 934                  0           100,000*
          2               1,835                  5            100,000               1,951                121            100,000
          3               2,871              1,041            100,000               3,056              1,226            100,000
          4               3,995              2,165            100,000               4,258              2,428            100,000
          5               5,215              3,385            100,000               5,566              3,736            100,000
          6               6,538              4,891            100,000               6,988              5,341            100,000
          7               7,976              6,512            100,000               8,537              7,073            100,000
          8               9,538              8,257            100,000              10,224              8,943            100,000
          9              11,236             10,138            100,000              12,062             10,964            100,000
         10              13,084             12,169            100,000              14,067             13,152            100,000
         11              15,093             14,361            100,000              16,327             15,595            100,000
         12              17,279             16,730            100,000              18,807             18,258            100,000
         13              19,657             19,291            100,000              21,526             21,160            100,000
         14              22,243             22,060            100,000              24,507             24,324            100,000
         15              25,059             25,059            100,000              27,781             27,781            100,000
         20              43,560             43,560            100,000              49,888             49,888            100,000
        AGE
         70             123,520            123,520            143,284             151,038            151,038            175,204
         75             203,439            203,439            217,680             254,451            254,451            272,263
         80             332,504            332,504            349,130             425,620            425,620            446,901
         85             533,142            533,142            559,799             701,350            701,350            736,418
         90             835,893            835,893            877,688           1,138,116          1,138,116          1,195,023
         95           1,319,078          1,319,078          1,332,269           1,856,861          1,856,861          1,875,431
-------------------------------------------------------------------------------------------------------------------------------

(1) ASSUMES A $1,200 PREMIUM (WHICH EXCEEDS THE ANNUALIZED MINIMUM MONTHLY PREMIUM) IS PAID AT THE BEGINNING OF EACH POLICY YEAR. VALUES WILL BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

(2) ASSUMES THAT NO POLICY LOANS OR PARTIAL WITHDRAWALS HAVE BEEN MADE. EXCESSIVE LOANS OR WITHDRAWALS MAY CAUSE THE POLICY TO LAPSE BECAUSE OF INSUFFICIENT CASH SURRENDER VALUE.

*BASED ON (1) AND (2) ABOVE, THE DEATH BENEFIT GUARANTEE IS IN EFFECT DURING THE YEARS SHOWN. THEREFORE, THE POLICY REMAINS IN FORCE EVEN THOUGH THE CASH SURRENDER VALUE IS ZERO.

THE HYPOTHETICAL INVESTMENT RESULTS .ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY
                         FLEXIBLE PREMIUM VARIABLE LIFE
                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                              $1,200 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                          VARIABLE DEATH BENEFIT OPTION
                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                          INVESTMENT RATE OF RETURN: 0%

                                 GUARANTEED COSTS                                           CURRENT COSTS
              -------------------------------------------------------   -------------------------------------------------------
                        (1) (2)            (1) (2)            (1) (2)             (1) (2)            (1) (2)            (1) (2)
                   ACCUMULATION     CASH SURRENDER                           ACCUMULATION     CASH SURRENDER
 POLICY YEAR              VALUE              VALUE      DEATH BENEFIT               VALUE              VALUE      DEATH BENEFIT
  ---------    ----------------   ----------------   ----------------    ----------------   ----------------   ----------------
          1                 765                  0           100,766*                 816                  0           100,816*
          2               1,500                  0           101,501*               1,603                  0           101,603*
          3               2,204                374            102,205               2,360                530            102,361
          4               2,876              1,046            102,877               3,086              1,256            103,086
          5               3,515              1,685            103,515               3,777              1,947            103,778
          6               4,117              2,470            104,117               4,434              2,787            104,435
          7               4,681              3,217            104,682               5,056              3,592            105,056
          8               5,207              3,926            105,208               5,639              4,358            105,640
          9               5,691              4,593            105,692               6,183              5,085            106,183
         10               6,132              5,217            106,133               6,684              5,769            106,685
         11               6,525              5,793            106,526               7,173              6,441            107,174
         12               6,865              6,316            106,866               7,615              7,066            107,615
         13               7,146              6,780            107,146               8,002              7,636            108,002
         14               7,360              7,177            107,361               8,326              8,143            108,327
         15               7,503              7,503            107,503               8,585              8,585            108,586
         20               6,914              6,914            106,915               8,658              8,658            108,658
        AGE
         70                   0                  0                  0               1,942              1,942            101,942
         **
-------------------------------------------------------------------------------------------------------------------------------

(1) ASSUMES A $1,200 PREMIUM (WHICH EXCEEDS THE ANNUALIZED MINIMUM MONTHLY PREMIUM) IS PAID AT THE BEGINNING OF EACH POLICY YEAR. VALUES WILL BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

(2) ASSUMES THAT NO POLICY LOANS OR PARTIAL WITHDRAWALS HAVE BEEN MADE. EXCESSIVE LOANS OR WITHDRAWALS MAY CAUSE THE POLICY TO LAPSE BECAUSE OF INSUFFICIENT CASH SURRENDER VALUE.

*BASED ON (1) AND (2) ABOVE, THE DEATH BENEFIT GUARANTEE IS IN EFFECT DURING THE YEARS SHOWN. THEREFORE, THE POLICY REMAINS IN FORCE EVEN THOUGH THE CASH SURRENDER VALUE IS ZERO.

** POLICY TERMINATES PRIOR TO AGE 75.

THE HYPOTHETICAL INVESTMENT RESULTS .ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY
                         FLEXIBLE PREMIUM VARIABLE LIFE
                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                              $1,200 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                          VARIABLE DEATH BENEFIT OPTION
                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                          INVESTMENT RATE OF RETURN: 6%

                                 GUARANTEED COSTS                                           CURRENT COSTS
              -------------------------------------------------------   -------------------------------------------------------
                        (1) (2)            (1) (2)            (1) (2)             (1) (2)            (1) (2)            (1) (2)
                   ACCUMULATION     CASH SURRENDER                           ACCUMULATION     CASH SURRENDER
 POLICY YEAR              VALUE              VALUE      DEATH BENEFIT               VALUE              VALUE      DEATH BENEFIT
  ---------    ----------------   ----------------   ----------------    ----------------   ----------------   ----------------
          1                 822                  0           100,822*                 874                  0           100,874*
          2               1,660                  0           101,661*               1,769                  0           101,770*
          3               2,515                685            102,516               2,686                856            102,687
          4               3,386              1,556            103,387               3,622              1,792            103,622
          5               4,271              2,441            104,272               4,576              2,746            104,576
          6               5,168              3,521            105,168               5,546              3,899            105,547
          7               6,074              4,610            106,075               6,533              5,069            106,534
          8               6,989              5,708            106,990               7,535              6,254            107,535
          9               7,910              6,812            107,911               8,548              7,450            108,548
         10               8,834              7,919            108,834               9,570              8,655            109,570
         11               9,756              9,024            109,756              10,646              9,914            110,646
         12              10,669             10,120            110,669              11,731             11,182            111,731
         13              11,566             11,200            111,567              12,817             12,451            112,817
         14              12,439             12,256            112,439              13,896             13,713            113,896
         15              13,278             13,278            113,279              14,962             14,962            114,962
         20              16,642             16,642            116,642              19,799             19,799            119,800
        AGE
         70              11,765             11,765            111,766              25,298             25,298            125,299
         75                   0                  0                  0              18,337             18,337            118,338
         **
-------------------------------------------------------------------------------------------------------------------------------

(1) ASSUMES A $1,200 PREMIUM (WHICH EXCEEDS THE ANNUALIZED MINIMUM MONTHLY PREMIUM) IS PAID AT THE BEGINNING OF EACH POLICY YEAR. VALUES WILL BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

(2) ASSUMES THAT NO POLICY LOANS OR PARTIAL WITHDRAWALS HAVE BEEN MADE. EXCESSIVE LOANS OR WITHDRAWALS MAY CAUSE THE POLICY TO LAPSE BECAUSE OF INSUFFICIENT CASH SURRENDER VALUE.

*BASED ON (1) AND (2) ABOVE, THE DEATH BENEFIT GUARANTEE IS IN EFFECT DURING THE YEARS SHOWN. THEREFORE, THE POLICY REMAINS IN FORCE EVEN THOUGH THE CASH SURRENDER VALUE IS ZERO.

** POLICY TERMINATES PRIOR TO AGE 80.

THE HYPOTHETICAL INVESTMENT RESULTS .ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY
                         FLEXIBLE PREMIUM VARIABLE LIFE
                               MALE ISSUE AGE: 40
                                   NON-SMOKER
                              $1,200 ANNUAL PREMIUM
                              $100,000 FACE AMOUNT
                          VARIABLE DEATH BENEFIT OPTION
                        ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 12%

                                 GUARANTEED COSTS                                           CURRENT COSTS
              -------------------------------------------------------   -------------------------------------------------------
                        (1) (2)            (1) (2)            (1) (2)             (1) (2)            (1) (2)            (1) (2)
                   ACCUMULATION     CASH SURRENDER                           ACCUMULATION     CASH SURRENDER
 POLICY YEAR              VALUE              VALUE      DEATH BENEFIT               VALUE              VALUE      DEATH BENEFIT
  ---------    ----------------   ----------------   ----------------    ----------------   ----------------   ----------------
          1                 878                  0            100,878                 932                  0            100,932
          2               1,827                  0            101,827               1,943                113            101,943
          3               2,853              1,023            102,854               3,040              1,210            103,040
          4               3,963              2,133            103,964               4,228              2,398            104,228
          5               5,162              3,332            105,163               5,515              3,685            105,516
          6               6,457              4,810            106,458               6,909              5,262            106,910
          7               7,856              6,392            107,856               8,420              6,956            108,421
          8               9,366              8,085            109,367              10,057              8,776            110,057
          9              10,997              9,899            110,997              11,829             10,731            111,829
         10              12,756             11,841            112,757              13,747             12,832            113,747
         11              14,654             13,922            114,654              15,895             15,163            115,895
         12              16,696             16,147            116,697              18,230             17,681            118,230
         13              18,891             18,525            118,892              20,763             20,397            120,764
         14              21,246             21,063            121,247              23,508             23,325            123,509
         15              23,770             23,770            123,770              26,483             26,483            126,483
         20              39,282             39,282            139,283              45,448             45,448            145,448
        AGE
         70              87,957             87,957            187,958             119,554            119,554            219,555
         75             120,921            120,921            220,921             184,041            184,041            284,042
         80             154,555            154,555            254,555             276,522            276,522            376,522
         85             178,791            178,791            278,791             408,026            408,026            508,026
         90             169,530            169,530            269,530             596,336            596,336            696,336
         95              86,717             86,717            186,717             872,466            872,466            972,466
-------------------------------------------------------------------------------------------------------------------------------

(1) ASSUMES A $1,200 PREMIUM (WHICH EXCEEDS THE ANNUALIZED MINIMUM MONTHLY PREMIUM) IS PAID AT THE BEGINNING OF EACH POLICY YEAR. VALUES WILL BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

(2) ASSUMES THAT NO POLICY LOANS OR PARTIAL WITHDRAWALS HAVE BEEN MADE. EXCESSIVE LOANS OR WITHDRAWALS MAY CAUSE THE POLICY TO LAPSE BECAUSE OF INSUFFICIENT CASH SURRENDER VALUE.

*BASED ON (1) AND (2) ABOVE, THE DEATH BENEFIT GUARANTEE IS IN EFFECT DURING THE YEARS SHOWN. THEREFORE, THE POLICY REMAINS IN FORCE EVEN THOUGH THE CASH SURRENDER VALUE IS ZERO.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX D
                            MAXIMUM SURRENDER CHARGE
                            PER $1,000 OF FACE AMOUNT

 Insured's Age at                                          Insured's Age at
  Policy Date or                                            Policy Date or
Effective Date of     Charge Per $1,000 of Face Amount      Effective Date      Charge Per $1,000 of Face Amount
   Increase, as       (Initial Face Amount or Amount of     of Increase, as     (Initial Face Amount or Amount of
   Appropriate               Requested Increase)              Appropriate              Requested Increase)
------------------- -------------------------------------- ------------------ --------------------------------------
                                  MALE             FEMALE                                   MALE             FEMALE
                             NONSMOKER          NONSMOKER                              NONSMOKER          NONSMOKER
                          AND STANDARD       AND STANDARD                           AND STANDARD       AND STANDARD
                          ------------       ------------                           ------------       ------------
                 0                6.00               6.00                 38               17.40              16.10
                 1                6.10               6.00                 39               17.80              16.50
                 2                6.20               6.00                 40               18.30              16.80
                 3                6.30               6.00                 41               18.80              17.20
                 4                6.40               6.00                 42               19.30              17.60
                 5                6.50               6.00                 43               19.80              18.10
                 6                6.60               6.00                 44               20.40              18.50
                 7                6.80               6.00                 45               20.90              19.00
                 8                7.00               6.00                 46               21.60              19.50
                 9                7.20               6.20                 47               22.20              20.00
                10                7.50               6.40                 48               22.90              20.60
                11                7.80               6.60                 49               23.70              21.20
                12                8.00               6.80                 50               24.50              21.80
                13                8.20               7.00                 51               25.30              22.40
                14                8.50               7.20                 52               26.20              23.10
                15                8.80               7.40                 53               27.20              23.90
                16                9.00               7.60                 54               28.20              24.60
                17                9.20               7.80                 55               29.30              25.50
                18                9.50               8.00                 56               30.40              26.30
                19                9.80               8.20                 57               31.60              27.20
                20               10.00               8.50                 58               32.90              28.20
                21               10.30               8.90                 59               34.30              29.30
                22               10.90               9.20                 60               35.70              30.40
                23               11.30               9.50                 61               37.30              31.60
                24               11.90              10.00                 62               39.00              32.90
                25               12.50              10.50                 63               40.70              34.30
                26               12.80              11.10                 64               42.60              35.80
                27               13.40              11.70                 65               44.60              37.30
                28               13.80              12.30                 66               46.70              38.90
                29               14.40              12.70                 67               48.90              40.60
                30               14.70              13.00                 68               48.60              42.40
                31               15.00              13.60                 69               48.30              44.40
                32               15.30              14.20                 70               48.10              46.60
                33               15.60              14.60                 71               47.80              47.90
                34               15.90              14.80                 72               47.60              47.50
                35               16.20              15.10                 73               47.40              47.10
                36               16.60              15.40                 74               47.20              46.70
                37               17.00              15.80                 75               46.90              46.20
------------------- ------------------- ------------------ ------------------ ------------------- ------------------

                                   APPENDIX E
          Surrender Charge Whole Life Premium Per $1,000 of Face Amount

The following table prevides the Surrender Charge Whole Life Premium factors that are used in determining the Premium Related Surrender Charge Reduction. See section entitled "Surrender Charge" in Prospectus.

  INSURED'S AGE      SURRENDER CHARGE WHOLE LIFE PREMIUM     INSURED'S AGE     SURRENDER CHARGE WHOLE LIFE PREMIUM
  AT POLICY DATE      PER $1,000 OF INITIAL FACE AMOUNT     AT POLICY DATE      PER $1,000 OF INITIAL FACE AMOUNT
   ------------         -----------------------------        ------------         -----------------------------
                           MALE              FEMALE                                  MAKE              FEMALE
                        NONSMOKER           NONSMOKER                             NONSMOKER           NONSMOKER
                        AND SMOKER         AND SMOKER                             AND SMOKER         AND SMOKER
                       ------------       ------------                          -------------       -------------
        0                 $3.31               $2.81               38                $13.31             $11.43
        1                  3.34               2.85                39                13.93               11.94
        2                  3.45               2.94                40                14.58               12.47
        3                  3.55               3.04                41                15.27               13.02
        4                  3.67               3.13                42                16.00               13.61
        5                  3.79               3.24                43                16.77               14.22
        6                  3.92               3.35                44                17.58               14.87
        7                  4.06               3.46                45                18.44               15.55
        8                  4.21               3.58                46                19.36               16.27
        9                  4.36               3.71                47                20.32               17.03
        10                 4.53               3.85                48                21.35               17.83
        11                 4.70               3.99                49                22.44               18.67
        12                 4.87               4.13                50                23.60               19.57
        13                 5.05               4.29                51                24.84               20.52
        14                 5.24               4.45                52                26.15               21.52
        15                 5.42               4.61                53                27.55               22.59
        16                 5.61               4.78                54                29.04               23.71
        17                 5.80               4.96                55                30.63               24.91
        18                 6.00               5.14                56                32.31               26.18
        19                 6.21               5.33                57                34.11               27.54
        20                 6.42               5.53                58                36.03               28.99
        21                 6.65               5.74                59                38.08               30.55
        22                 6.89               5.96                60                40.28               32.23
        23                 7.14               6.19                61                42.63               34.03
        24                 7.41               6.44                62                45.15               35.98
        25                 7.69               6.69                63                47.84               38.06
        26                 8.00               6.96                64                50.72               40.29
        27                 8.32               7.24                65                53.79               42.67
        28                 8.66               7.53                66                57.09               45.23
        29                 9.02               7.84                67                60.62               47.98
        30                 9.40               8.16                68                64.41               50.96
        31                 9.80               8.50                69                68.50               54.21
        32                10.22               8.86                70                72.90               57.75
        33                10.67               9.24                71                77.65               61.62
        34                11.14               9.63                72                82.75               65.84
        35                11.64               10.05               73                88.20               70.41
        36                12.17               10.49               74                94.00               75.36
        37                12.73               10.95               75                100.17              80.71


                          UNDERTAKINGS TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.





                              RULE 484 UNDERTAKING


     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforeable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted to such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                    "REASONABLENESS" REPRESENTATION PURSUANT
                             TO SECTION 26(e)(2)(A)
                      OF THE INVESTMENT COMPANY ACT OF 1940

         The fees and charges deducted under the flexible premium variable life insurance policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Bankers Security Life Insurance Company.

                                   SIGNATURES


As  required by the  Securities  Act of 1933 and the  Investment  Company Act of
1940, Registrant certifies that it meets all of the requirements of effectiveness of this Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933 and has caused this Registration Statement to be signed on its behalf, in the City of Woodbury, and State of New York, on the 31st day of December, 1996.

                           RELIASTAR BANKERS SECURITY VARIABLE LIFE
                           SEPARATE ACCOUNT I
                           (Registrant)

                           By:  RELIASTAR BANKERS SECURITY LIFE INSURANCE
                           COMPANY
                           (Depositor)

                           By: /s/ John H. Flittie
                               ------------------------------------
                                   John H. Flittie
                                   President and Chief Executive Officer

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Depositor has caused this Registration Statement to be signed on its behalf, in the City of Woodbury and State of New York, on this 31st day of December, 1996.

                          RELIASTAR BANKERS SECURITY LIFE INSURANCE COMPANY (Depositor)

                           By: /s/ John H. Flittie
                               ------------------------------------
                                   John H. Flittie
                                   President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed on this 31st day of December, 1996 by the following directors and officers of Depositor in the capacities indicated:

/s/ John H. Flittie         President and Chief Executive Officer
-----------------------
    John H. Flittie

/s/ Rebecca B. Crunk        Vice President, Treasurer and Controller
-----------------------
    Rebecca B. Crunk

Stephen A. Carb               Kenneth U. Kuk                 John G. Turner
Richard R. Crowl              Richard E. Nolan               Charles B. Updike
John H. Flittie               Fioravante G. Perrotta         Ross M. Weale
James T. Hale                 Robert C. Salipante            Steven W. Wishart
Wayne R. Huneke


* A majority of the Board of Directors

*Robert B. Saginaw, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of ReliaStar Bankers Security Life Insurance Company pursuant to powers of attorney duly executed by such persons.

                                 /s/ Robert B. Saginaw
                                 -----------------------------------
                                 Robert B. Saginaw, Attorney-In-Fact

                                     PART II

                       Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

      The Facing Sheet.
      The general form of Prospectus, consisting of 69 pages. Undertakings to file reports.
      Undertakings to file reports.
      Rule 484 Undertaking.
      "Reasonableness" representation pursuant to Section 26(e)(2)(A) of the
        Investment Company Act of 1940.
      The signatures.

Written consents of the following persons;

1.   Robert B. Saginaw - Filed as part of EX-99.2.
2.   Steve P. West, FSA, MAAA - Filed as part of EX-99.C6.
3.   Auditors - To be filed by Pre-Effective Amendment.

The following exhibits:

1. The following exhibits correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:

A.    (1)   Resolutions of Board of Directors of ReliaStar Bankers Security
            Life Insurance Company ("RBSL") establishing the ReliaStar
            Bankers Security Variable Life Separate Account I.  Filed as part of
            EX-99.1.A.(1).
      (2)   Not applicable.
      (3)   (a)      Form of General Distributor Agreement between Washington
                     Square Securities Inc. and RBSL.  Filed as part of
                     EX-99.A3A.
            (b)      Specimens of WSSI Selling Agreements.  Filed as part of
                     EX-99.A3B.
      (4)   Not applicable.
      (5)   Form of Policy available (together with available Policy riders).
            Filed as part of EX-99.A7.
      (6)   (a)      Amended Charter of ReliaStar Bankers Security Life
                     Insurance Company.  Filed as part of EX-99.A6.
      (6)   (b)      Amended By-laws of ReliaStar Bankers Security Life
                     Insurance Company.  Filed as part of EX-99.A6.
      (7)   Not applicable.
      (8)   (a)      Participation Agreement with Fidelity's Variable Insurance
                     Products Fund and Fidelity Distributors Corporation and
                     Form of Amendment No. 1. Filed as part of EX-99.8(a).
      (8)   (b)      Participation Agreement with Fidelity's Variable Insurance
                     Products Fund II and Fidelity Distributors Corporation and
                     Form of Amendment No. 1.  Filed as part of EX-99.8(b).
      (8)   (c)      Form of Participation Agreement with Putnam Variable Trust
                     (formerly known as Putnam Capital Manager Trust) and Putnam
                     Mutual Funds Corp.  Filed as part of EX-99.8(c).
      (8)   (d)      Form of Management Services Agreement with ReliaStar Life
                     Insurance Company (formerly known as Northwestern National
                     Life Insurance Company).  Filed as part of EX-99.8(e).
      (9)    Not applicable.
      (10)   Policy application.  Filed as part of EX-99.A.10.
2. Opinion and consent of Robert B. Saginaw, Esquire, as to the legality of the Securities being registered. See EX-99.2.
3.    Not applicable.
4.    Not applicable.

EX-99.C1. Auditor's Consent. To be filed by Pre-Effective Amendment. EX-99.C2. Not applicable.
EX-99.C3.  Not applicable.
EX-99.C4.  See EX-99.2.
EX-99.C5.  Not applicable.
EX-99.C6.  Actuarial Opinion and Consent.
EX-99.D1.  Memorandum   describing   ReliaStar  Bankers  Security  Life's
           issuance, transfer and redemption procedures for the Policies and ReliaStar Bankers Security Life's procedure for conversion to the fixed account of the policy.
EX-24.     Powers of Attorney.
           Stephen A. Carb
           Richard R. Crowl
           John H. Flittie
           James T. Hale
           Wayne R. Huneke
           Kenneth U. Kuk
           Richard E. Nolan
           Fioravante G. Perrotta
           Robert C. Salipante
           John G. Turner
           Charles B. Updike
           Ross M. Weale
           Steven W. Wishart

EX-27.     Financial Data Schedule. To be filed by Pre-Effective Amendment.